EXHIBIT 99.2

                                MERGER AGREEMENT



                                      among



                               YM BIOSCIENCES INC.

                                     - and -

                             2069044 ONTARIO LIMITED

                                     - and -

                             DELEX THERAPEUTICS INC.

                                     - and -

                       BUSINESS DEVELOPMENT BANK OF CANADA

                                     - and -

                    NEW GENERATION BIOTECH (EQUITY) FUND INC.

                                     - and -

           EASTERN TECHNOLOGY SEED INVESTMENT FUND LIMITED PARTNERSHIP





                                 APRIL 12, 2005

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE 1
         INTERPRETATION........................................................2
         1.1      Definitions..................................................2
         1.2      Knowledge...................................................10
         1.3      Schedules...................................................10
         1.4      Governing Law...............................................10
         1.5      Currency....................................................10
         1.6      Interpretation Not Affected by Headings or Party Drafting...10
         1.7      Number and Gender...........................................11
         1.8      Statutory Instruments.......................................11
         1.9      Time of Essence.............................................11
         1.10     Not Joint and Several Obligations...........................11

ARTICLE 2
         THE TRANSACTION......................................................11
         2.1      The Transaction.............................................11
         2.2      Issuance of Consideration Shares at Effective Time..........12
         2.3      Escrow of Consideration Shares..............................13
         2.4      Delivery of Reconciliation Date Working Capital Statement...14
         2.5      Net Working Capital Adjustment..............................14
         2.6      Objection to Reconciliation Date Working Capital Statement..14

ARTICLE 3
         REPRESENTATIONS AND WARRANTIES.......................................15
         3.1      Representations and Warranties by the Major Shareholders....15
         3.2      Representations and Warranties by YM and Subco..............29

ARTICLE 4
         COVENANTS............................................................33
         4.1      Covenants by the Major Shareholders.........................33
         4.2      Covenants by YM.............................................33

ARTICLE 5
         CONDITIONS...........................................................36
         5.1      Conditions Precedent........................................36
         5.2      Conditions to the Obligations of YM.........................36
         5.3      Waiver by YM................................................38
         5.4      Conditions to the Obligations of the Corporation
                    and the Major Shareholders................................39
         5.5      Waiver by Major Shareholders................................39
         5.6      Notice and Cure Provisions..................................39
         5.7      Satisfaction of Conditions..................................40

                                TABLE OF CONTENTS
                                   (continued)

                                                                            Page

ARTICLE 6
         CLOSING..............................................................40
         6.1      Closing Arrangements........................................40
         6.2      Assignment of Working Capital Financing.....................40
         6.3      Documents to be Delivered...................................40

ARTICLE 7
         SURVIVAL OF WARRANTIES, INDEMNIFICATION AND SET-OFF..................40
         7.1      Survival of Warranties by the Major Shareholders............40
         7.2      Survival of Warranties by YM................................41
         7.3      Indemnity by Major Shareholders.............................41
         7.4      Indemnity by YM.............................................42
         7.5      Provisions Relating to Indemnity Claims.....................43
         7.6      One Recovery................................................45
         7.7      Right of Set-Off............................................46
         7.8      Mitigation and Exclusive Remedy.............................46

ARTICLE 8
         TERM AND TERMINATION.................................................46
         8.1      General.....................................................46
         8.2      Termination.................................................46
         8.3      Effect of Termination.......................................48
         8.4      Waiver......................................................48

ARTICLE 9
         GENERAL PROVISIONS...................................................48
         9.1      Further Assurances..........................................48
         9.2      Remedies Cumulative.........................................48
         9.3      Notices.....................................................48
         9.4      Brokerage and Finder's Fees.................................51
         9.5      Fees........................................................52
         9.6      Announcements...............................................52
         9.7      Assignment..................................................52
         9.8      Successors and Assigns......................................52
         9.9      Entire Agreement............................................52
         9.10     Waiver......................................................53
         9.11     Amendments..................................................53
         9.12     Counterparts................................................53
         9.13     Transmission by Facsimile...................................53

                                    EXHIBITS

Exhibit 1               Form of Amalgamation Agreement

Exhibit 2               Form of Merger Support Agreement

Exhibit 3               Form of Escrow Agreement

                                MERGER AGREEMENT

      THIS AGREEMENT made as of the 12th day of April, 2005,

AMONG:

         YM BIOSCIENCES INC., a corporation existing under the laws of the Province of Nova Scotia ("YM")

                                     - and -

         2069044 ONTARIO LIMITED, a corporation existing under the laws of the Province of Ontario ("Subco")

                                     - and -

         DELEX THERAPEUTICS INC., a corporation continued under the laws of the Province of Ontario (the "Corporation")

                                     - and -

         NEW GENERATION BIOTECH (EQUITY) FUND INC., a registered labour sponsored investment fund corporation existing under the laws of the Province of Ontario ("NewGen")

                                     - and -

         BUSINESS DEVELOPMENT BANK OF CANADA, a bank formed by a special act of the Parliament of Canada ("BDC"),

                                     - and -

         EASTERN TECHNOLOGY SEED INVESTMENT FUND LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Ontario ("ETSIF")

WHEREAS the Corporation is a biopharmaceutical company engaged in the business of research and development of proprietary products that enhance efficacy and safety for patients and use the lung as the portal for delivery;

AND WHEREAS YM and the Corporation wish to enter into a transaction the result of which will be the acquisition of all of the shares of the Corporation by a directly owned subsidiary of YM, to be carried out by means of an amalgamation involving the Corporation, the Delex Shareholders and Subco, a subsidiary of YM (the "Transaction");

AND WHEREAS certain shareholders of the Corporation have entered into a Merger Support Agreement dated the date hereof;

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, the parties hereto hereby covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1   Definitions

      In this Agreement and in the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions will have the following meanings:

      "Accounts Payable" means amounts due and owing by the Corporation to traders, suppliers and other Persons in the ordinary course of operation of the Business;

      "Accounts Receivable" means accounts receivable, tax credits receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Books and Records and any other amount due to the Corporation including any refunds and rebates and the benefit of all security (including cash deposits), guarantees and other collateral held by the Corporation;

      "Accrued Liabilities" means accrued liabilities of the Corporation including accruals for vacation pay, accrued legal expenses and brokerage fees, accrued payroll and expenses incurred but not yet invoiced and the aggregate amount of any indebtedness (including any interest accrued thereon) payable on or prior to December 31, 2005 (but for greater certainty shall not include any amounts owing, as at the Effective Time, under the Working Capital Financing);

      "Additional Payment" has the meaning ascribed thereto in Section 4.2(2);

      "Adjustment Shares" has the meaning ascribed thereto in Section 6.2;

      "AeroLEF" is a trademarked name for aerosolized liposome encapsulated fentanyl for delivery via inhalation;

      "Affiliate" means affiliates as defined in the OBCA;

      "Agreement" or "Merger Agreement" means this agreement and all schedules and exhibits attached hereto;

      "AIM"  means  the  Alternative  Investment  Market  of  the  London  Stock
      Exchange;

      "Amalco" means the amalgamated company formed by the amalgamation of the Corporation and Subco;

      "Amalco Common Shares" means the common shares in the capital of Amalco;

      "Amalgamation" means the amalgamation of the Corporation and Subco pursuant to Section 174 of the OBCA on the terms and conditions set out in the Amalgamation Agreement, subject to any amendments or variations thereto made in accordance with this Agreement;

      "Amalgamation Agreement" means the agreement, substantially in the form of
      Exhibit 1 attached hereto, to be dated the Effective Date between the Corporation and Subco with respect to the amalgamation of the Corporation and Subco;

      "AMEX" means the American Stock Exchange;

      "Ancillary   Agreements"   means  the  Merger   Support   Agreement,   the
      Amalgamation Agreement and the Escrow Agreement;

      "Articles of Amalgamation" means the articles of amalgamation of Amalco required to be sent to the Director pursuant to Section 178 of the OBCA;

      "Assets" means all of the undertaking, property and assets of the Corporation of any kind whatsoever;

      "Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, or by-law, rule or regulation of any government entity, whether or not having the force of law, having jurisdiction over such person;

      "Benefit Plans" has the meaning ascribed thereto in Section 3.1(31);

      "Books and Records" means all books of account, accounting records, files, data and other financial information and writings; lists and files of past, present and prospective clients and contacts, purchasing and marketing records and personnel and payroll records; and all data stored on computer support devices relating to any of the foregoing;

      "Business" means the business carried on by the Corporation which, as of the date hereof, is comprised primarily of the research and development of proprietary products that enhance efficacy and safety for patients and use the lung as the portal for delivery;

      "Business Day" means any day other than a day which is a Saturday, a Sunday or a statutory holiday in the City of Toronto, Ontario;

      "Certificate of Amalgamation" means the certificate of amalgamation issued by the Director in accordance with Section 178 of the OBCA;

      "Commercially  Reasonable  Efforts"  has the meaning  ascribed  thereto in
      Section 4.2(1);

      "Common Shares" means the common shares in the capital of the Corporation;

      "Compensation Commitments" has the meaning ascribed thereto in Section 3.1(31);

      "Condition" of the Corporation means the condition of the assets, liabilities, operations, activities, earnings, prospects, affairs or financial position of the Corporation;

      "Consideration Shares" has the meaning ascribed thereto in Section 2.2(1);

      "Control" means, with respect to any corporation, the ownership of more than 50% of the voting shares of that corporation, including any shares which are voting only upon the occurrence of a contingency where such contingency has occurred and is continuing;

      "Convertible Debentures" means the secured convertible debentures issued by the Corporation to ETSIF, BDC and NewGen on December 6, 2004 and March 29, 2005, respectively, in aggregate principal amount of $1,400,000;

      "Delex Information Circular" means the notice of the Delex Meeting and the information circular and proxy to be sent to Delex Shareholders in connection with the solicitation of proxies by management of the Corporation for use at the Delex Meeting;

      "Delex Meeting" means the special meeting of Delex Shareholders to consider the Merger;

      "Delex Options" means outstanding options to purchase Common Shares pursuant to the Delex Plan;

      "Delex Plan" means the Corporation's June 12, 2001 stock option plan, as amended June 14, 2002;

      "Delex Optionholders" means Persons who hold Delex Options;

      "Delex Shareholder" means any Person who owns Delex Shares immediately prior to the Effective Date;

      "Delex Shares" means all of the issued and outstanding shares of the Corporation, including any and all classes of shares;

      "Delex  Special  Resolution"  means the special  resolution  to effect the
      Amalgamation  to  be  considered   and,  if  approved,   passed  by  Delex
      Shareholders;

      "DELEX Technology" means the technology developed by the Corporation prior to the Effective Date, as more particularly set out in Schedule 3.1(27);

      "Director" means the Director appointed under Section 278 of the OBCA;

      "Disclosure Letter" means the disclosure letter delivered by the Major Shareholders to YM dated the date hereof;

      "Dissent Rights" means the rights of dissent to be provided to Delex Shareholders under Section 185 of the OBCA in respect of the Amalgamation;

      "Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the OBCA giving effect to the Transaction, which date shall be determined in accordance with Section 6.1;

      "Effective Time" has the meaning ascribed thereto in Section 6.1;

      "Encumbrances" means mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

      "Environmental Laws" means all applicable federal, provincial, state, municipal or local laws, statutes, regulations or ordinances relating to the environment, occupational safety and health;

      "Escrow Agent" has the meaning ascribed thereto in Section 2.3(2);

      "Escrow Agreement" has the meaning ascribed thereto in Section 2.3(2);

      "Expenditures" means the reduction in Net Working Capital (as incurred in the ordinary course of the Business) during the period of time commencing on February 1, 2005 and ending on the Effective Date, including expenses incurred in connection with the issuance of convertible debentures in aggregate principal amount of $1,400,000.00 and the accrual of interest on such debentures;

      "FDA" means the United States Food and Drug Administration and any successor entity thereto;

      "Financial Statements" means the audited financial statements of the Corporation as at and for each of the fiscal years ended December 31, 2004 and December 31, 2003, each consisting of a balance sheet, a statement of operations and deficit and a statement of cash flows, together with notes thereto, a copy of each of which has been delivered to YM;

      "generally accepted accounting principles" means the accounting principles so described and promulgated by the Canadian Institute of Chartered Accountants which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be;

      "Governmental Body" means (i) any domestic or foreign national, federal, provincial, state, county, local, municipal or regional government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, agency, commission, board, instrumentality or authority of any of the foregoing governments or bodies, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel, or (vi) any person employed by, acting for, or on behalf of, any of the foregoing bodies;

      "Hazardous Substance" means any liquid, gaseous or solid matter, vibration, ray, heat, odour, radiation or energy which is or is deemed by law to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of contaminant;

      "Health Regulatory Authority" means Health Canada;

      "including" means "including without limitation";

      "IND" means an Investigational New Drug Application (of any category or type) issued by the FDA;

      "Indemnity Claim" has the meaning ascribed thereto in Section 7.5;

      "Independent Auditor" means such auditing firm as the parties may agree (and which does not act for one of such parties in connection with the subject matter of the dispute);

      "Intellectual Property" means:

            (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and all patents, patent applications and patent and invention disclosures owned, licensed, or otherwise used by the Corporation, and all other rights of inventorship, together with all reissuances, continuations, continuations-in-part, divisions, revisions, supplementary protection certificates, extensions and re-examinations thereof ("Patents");

            (b) all trade-marks, service marks, trade names, brands, trade dress, logos, business, corporate and product names, slogans, domain names, and other commercial symbols and indicia of origin, and registrations and applications for registration thereof, owned, licensed, or otherwise used by the Corporation ("Trade-marks");

            (c) all copyrights and all other rights of authorship owned, licensed, or otherwise used by the Corporation, other than those described in subsection (f) below, and all applications, registrations and renewals in connection therewith ("Copyright");

            (d) all industrial designs or design patents or similar rights owned, licensed, or otherwise used by the Corporation, and all applications, registrations and renewals in connection therewith ("Industrial Designs");

            (e) all trade secrets and confidential business, scientific and technical information owned, licensed, or otherwise used by the Corporation, other than those described in subsection (f) below (including ideas, research and development, clinical research, plans for research, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, engineering, production and other designs, plans, drawings, engineering, scientific and/or laboratory notebooks, industrial models, specifications, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information) ("Know-How");

            (f) all computer and electronic data, data processing programs, documentation and software, both source code and object code (including flow charts, diagrams, descriptive texts and programs, computer databases and similar items), computer applications and operating programs, used by the Corporation in connection with the Business save and except for third party programs that are: (A) licensed pursuant to "shrink-wrap", "web-wrap" or similar agreements and licensed without customization; or (B) not material to the Business of the Corporation; and
      all copies and tangible embodiments of any or all of the foregoing (in whatever form or medium, including electronic media);

      "Laws"  means all  laws,  statutes,  codes,  ordinances,  decrees,  rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Body, statutory body or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Body having jurisdiction over the Person or Persons or its or their business, undertaking or securities;

      "Licences" means all of the licences, registrations and qualifications to do business held by the Corporation;

      "Licensed Intellectual Property" means Intellectual Property that is licensed to the Corporation, or used with the consent of the owner of the Intellectual Property by the Corporation, and does not include Owned Intellectual Property;

      "Major Shareholders" means, collectively, ETSIF, BDC and NewGen and "Major Shareholder" means any one of them;

      "Material Adverse Change" means any material adverse effect on or change in the business, affairs, prospects, operations, assets (whether tangible or intangible, including Licences, permits, rights, privileges or other Intellectual Property Rights, whether contractual or otherwise), capitalization, or financial condition, of the specified entity or in the ability of such entity to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, none of the following shall be deemed, either alone or in combination, to constitute and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Change on an entity:

            (a) any change in the market price or trading volume of such entity's stock other than such change that can reasonably be attributed to an event or fact that would constitute a Material Adverse Change;

            (b) any failure by such entity to meet internal projections, budgets or forecasts;

            (c) any adverse change, event or effect attributable or relating to the announcement or pendency of this Agreement or the Merger; other than with respect to Intellectual Property Rights;

            (d) any adverse change, event or effect attributable or relating to conditions affecting the industry or industry sector in which such entity participates, or the United States or Canadian economy as a whole;

            (e) any adverse change, event or effect attributable or relating to customary and usual out of pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses, incurred in connection with the transaction contemplated by this Agreement); or

            (f) any adverse change, event or effect attributable or relating to compliance with the terms of, or taking of any action required  by,  this  Agreement  or the  taking  of any  action consented to in writing by the other parties to this Agreement; or

            (g)   any adverse change,  event or effect  attributable or relating
                  to  actions   required  to  be  taken  under  applicable  Laws
                  applicable as of the date hereof;

      "Merger   Support   Agreement"   means  the   merger   support   agreement
      substantially in the form attached hereto as Exhibit 2 made and entered into by YM and the Principal Shareholders;

      "NDA" means a New Drug Application (under the United States Food, Drug and Cosmetic Act);

      "Net Working Capital" means: (a) the value of all Accounts Receivable plus
      (b) the value of all of the Corporation's prepaid expenses plus (c) cash balances in all accounts and (d) petty cash less the aggregate value of all Accounts Payable and Accrued Liabilities;

      "OBCA" means the Business Corporations Act (Ontario), as amended;

      "Outside Date" means May 2, 2005 or such later date as the parties may agree;

      "Owned Intellectual Property" means Intellectual Property in which the Corporation owns the intellectual property rights;

      "Person" means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization;

      "Principal Shareholders" means each shareholder of the Corporation that has entered into the Merger Support Agreement;

      "Product Authorizations" means approvals or registrations required for the possession, investigation, sale, distribution, marketing and/or storage of a drug product by the Food and Drugs Act, the Controlled Drugs and Substances Act, and the Health Regulatory Authority;

      "Reconciliation Date" has the meaning ascribed thereto in Section 2.4;

      "Reconciliation Date Working Capital Statement" means a statement of the auditor of YM, prepared in connection with its audit of the annual financial statements of YM for the first full fiscal year of YM completed following the Effective Date, which shows, to the extent permitted in accordance with generally accepted accounting principles, the Net Working Capital as at the Effective Date, with adjustments for experience with respect to Accounts Receivables, Accounts Payable and Accrued Liabilities;

      "Reconciliation Date Net Working Capital" means the amount of Net Working Capital, as at the Effective Date, but as determined as at the Reconciliation Date, as shown on the Reconciliation Date Working Capital Statement;

      "Target Net Working Capital" has the meaning ascribed thereto in Section 2.5;

      "Tax Returns" has the meaning ascribed thereto in subsection 3.1(14);

      "Taxes" means and includes all taxes, fees, levies, duties, tariffs, imposts, premiums and governmental impositions or charges of any kind payable to any federal, provincial, state, local or foreign taxing authority including: (i) income, capital, business, franchise, profits, gross receipts, ad valorem, goods and services, customs, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, licence, payroll, withholding, employment, social security, Workplace Safety and Insurance, Canada Pension Plan, employment insurance or compensation, utility, severance, production, excise, stamp, occupation, premiums, environmental, recapture, windfall profits, transfer and gains taxes, fees, levies, duties, tariffs, imposts, premiums and governmental impositions; and (ii) interest, penalties, additional taxes, and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports, declarations, and information statements with respect to Taxes required to be filed with any authority, domestic or foreign.;

      "TSX" means the Toronto Stock Exchange;

      "Third  Party  Liability"  has the  meaning  ascribed  thereto  in Section
      7.5(6);

      "Warranty Claim" means a claim made by either YM or any of the Major Shareholders based on or with respect to the inaccuracy or breach of any representation or warranty made by the other party contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby;

      "weighted average closing price" means, at any date, the weighted average closing price at which the relevant shares have traded on the TSX (or, if the shares are not so listed, then on AMEX, or if the shares are not so listed, then on AIM, or if the shares are not so listed, then on the recognized stock exchange on which such shares are listed on which the greatest volume of them were traded during the period referenced below or, if such shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which they are traded as selected by action of the directors acting reasonably for such purpose), during the five most recent trading days ending on the last trading day immediately before such date on which there has occurred at least one trade of at least one board lot of such shares prior to such date, such weighted average closing price to be determined by dividing the aggregate sale price of all such shares sold in board lots on such exchange or market, as the case may be, during the said five trading days, by the number of such shares so sold;

      "Working Capital Financing" means an unsecured loan, in the aggregate principal amount of approximately $4,640,000.00 to the Corporation, such amount to be confirmed by the parties hereto on the Effective Date;

      "Working Capital Shares" has the meaning ascribed thereto in Section 6.2;

      "YM Common Shares" means the common shares in the capital of YM, as currently constituted;

      "YM Material Adverse Change" means a Material Adverse Change affecting YM; and

      "YM Option Plan" means the YM share option plan.

1.2   Knowledge

Any reference herein to "to the knowledge of" means (a) with respect to matters relating directly to the Corporation and its operations, the actual knowledge of any person referred to and the knowledge which they would have had if they had made inquiry within the Corporation into the relevant subject matter and (b) with respect to external events or conditions, actual knowledge.

1.3   Schedules

The Schedules which are contained in the Disclosure Letter are incorporated into this Agreement by reference and are deemed to be part hereof.

1.4   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario, and shall be treated, in all respects, as an Ontario contract. Each Party to this Agreement irrevocably attorns to and submits to the jurisdiction of the Courts of Ontario with respect to any matter arising under or relating to this Agreement.

1.5   Currency

Unless otherwise indicated, all dollar amounts referred to in this agreement are in lawful money of Canada.

1.6   Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Each party hereto acknowledges that it and its legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.7   Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

            (a) words in the singular number include the plural and such words shall be construed as if the plural had been used,

            (b) words in the plural include the singular and such words shall be construed as if the singular had been used, and

            (c) words importing the use of any gender shall include all genders where the context or party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.

1.8   Statutory Instruments

Unless otherwise specifically provided in this Agreement any reference in this Agreement to any law, by-law, rule, regulation, order, act or statute of any government, governmental body or other regulatory body shall be construed as a reference to those as amended, re-enacted or succeeded from time to time up to the date of execution of this Agreement.

1.9   Time of Essence

Time shall be of the essence hereof.

1.10  Not Joint and Several Obligations

The obligations of the Major Shareholders hereunder shall be several and shall not be joint and several.

                                   ARTICLE 2
                                 THE TRANSACTION

2.1   The Transaction

      (1) The Transaction will be effected by way of the Amalgamation. The name of Amalco, its directors, officers and bylaw will be as set out in the Amalgamation Agreement.

      (2) Pursuant to the Transaction, Delex Shareholders shall receive (i) Consideration Shares in accordance with Section 2.2, (ii) Adjustment Shares in accordance with Section 6.2 and (iii) subject to Section 4.2(2), Additional Payment Shares, in each case in such amounts as are more particularly set forth in Schedules 2.2(2), 4.2(2) and 6.2 to the Disclosure Letter.

      (3) Subject to the terms and conditions hereof, the Corporation and Subco will execute and deliver the Amalgamation Agreement substantially in the form attached as Exhibit 1, to be filed with the Articles of Amalgamation. The parties hereto shall use their respective reasonable commercial efforts to consummate the Transaction, subject only to the terms and conditions of this Agreement. Each party hereto shall use its respective reasonable commercial efforts to obtain any applicable regulatory approvals, waivers and consents required for consummation of the Transaction and to satisfy the conditions precedent to the Transaction to the extent they are within such party's power.

      (4) The Corporation shall, as at the Effective Time, cancel all Delex Options then outstanding and terminate the Delex Plan. Delex Optionholders who choose to continue their employment with Amalco will be granted options to acquire YM Common Shares pursuant to the YM Option Plan and in accordance with YM's employee policies.

      (5) The matters described in this Agreement shall be initiated on an expeditious basis and each party shall, and shall use all reasonable commercial efforts to cause third parties to, meet the schedules and time frames set out herein. Each of the parties hereto shall use all reasonable commercial efforts to cause the conditions specified in
            Article 5 to be satisfied within the time required thereby, and all matters described herein will be carried out in a cooperative basis and the parties will keep each other informed as to progress.

      (6) Subject to the terms and conditions of this Agreement, the Corporation will take all action necessary in connection with the OBCA and the articles and by-laws of the Corporation to convene and hold the Delex Meeting as soon as reasonably practicable after the date hereof. The Corporation shall, in consultation with YM, prepare the Delex Information Circular to be sent to the Delex Shareholders in connection with the Delex Meeting, to ensure that it contains all information that is required to be included therein in accordance with all applicable corporate Laws and all applicable securities Laws and, without limiting the generality of the foregoing, provides the Delex Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the Transaction.

      (7) Each of the Corporation and YM will, in a timely and expeditious manner, provide to the other all information as may be reasonably requested by the other or required by applicable Law with respect to such party and its businesses and properties for inclusion in any information circular or similar document sent to the other's shareholders, including the Delex Information Circular or in any amendments or supplements to any such information circular complying in all material respects with all applicable legal requirements on the date of mailing thereof and not containing any misrepresentation and the parties supplying such information will indemnify and save harmless the other party and the directors and other officers of the other from and against any and all claims, suits, actions, causes of actions, liabilities, damages, costs, charges and expenses of every nature and kind whatsoever for which the directors or officers of the other party may become liable by virtue of such information containing a misrepresentation, provided that such information is included in any information circular in the form approved by the supplying party. This indemnity shall terminate at the time of the filing of the Articles of Amalgamation.

2.2   Issuance of Consideration Shares at Effective Time

      (1) YM will, at the Effective Time but subject to Section 2.3, issue to the Delex Shareholders, and deliver certificates representing that number of YM Common Shares (the "Consideration Shares") as are equal in value to $14,500,000, at an issue price per Consideration Share equal to the greater of (i) 90% of the weighted average closing price of the YM Common Shares prior to the Effective Date, and (ii) $3.15 per Consideration Share and, in addition, such number of Adjustment Shares, if any, as is set out in Section 6.2.

      (2) The Consideration Shares and the Adjustment Shares, if any, shall be issued to Delex Shareholders at the Effective Time in such amounts as are more particularly set forth in Schedule 2.2(2) and Schedule 6.2, respectively, to the Disclosure Letter.

2.3   Escrow of Consideration Shares

      (1) Notwithstanding Section 2.2, YM will deliver the certificates representing the Consideration Shares to the Escrow Agent to hold the Consideration Shares in escrow to be released as follows:

            (a) that number of Consideration Shares as has a value (as determined in accordance with Section 2.2(1) as at the Effective Date) of $1,437,500 on each date which is six, 12, 18 and 24 months following the Effective Date, respectively;

            (b) that number of Consideration Shares as has a value (as determined in accordance with Section 2.2(1) as at the Effective Date) of $1,250,000 upon receipt of approval of the first IND submission (or, in Canada, a clinical trial authorization for a Phase II trial) for AeroLEF (or any other product utilizing the DELEX Technology) from the applicable regulatory authorities in the United States or Canada;

            (c) that number of Consideration Shares as has a value (as determined in accordance with Section 2.2(1) as at the
                  Effective Date) of $2,000,000 upon YM entering into a strategic partnership, joint venture, collaboration or other licensing arrangement (whether or not pursuant to a formal written agreement) with any third party with respect to the ongoing development and/or commercialization for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world);

            (d) that number of Consideration Shares as has a value (as determined in accordance with Section 2.2(1) as at the Effective Date) of $3,500,000 upon initiation of the first
                  Phase III clinical trial for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world); and

            (e) that number of Consideration Shares as has a value (as determined in accordance with Section 2.2(1) as at the Effective Date) of $2,000,000 upon initiation of the second Phase III clinical trial for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world), provided that if the milestones set forth in paragraphs (b) to (e) above have not been met prior to the date which is five years from the Effective Date, any Consideration Shares remaining in escrow shall be returned to YM for cancellation. If: (i) an NDA (or the corresponding regulatory marketing authorization) is issued in any of the United States, Canada, Western Europe or Japan in connection with any product utilizing the DELEX Technology within the five years following the Effective Date; or (ii) YM breaches any of its covenants as set out at Sections 4.2(1) or 4.2(3) (but subject to Sections 4.2(4) and 4.2(5), then in each case all of the Consideration Shares that are at such time subject to the escrow arrangements contemplated in this Section 2.3 shall be released from such escrow and distributed to the Delex Shareholders in such amounts as set forth in Schedule 2.2(2) to the Disclosure Letter.

      (2) Such Consideration Shares shall be held in escrow by Equity Transfer Services Inc. (the "Escrow Agent"), as escrow agent, pursuant to an escrow agreement (the "Escrow Agreement"), substantially in the form attached as Exhibit 3.

2.4   Delivery of Reconciliation Date Working Capital Statement

YM shall prepare and deliver to each of the Delex Shareholders the Reconciliation Date Working Capital Statement on the date (the "Reconciliation Date") that is on or before the later of: (i) the date that is as soon as reasonably practicable following completion of the first fiscal year of Amalco (or its successor) that commences immediately following the Effective Date and
(ii) the date by which the Canada Revenue Agency and the Province of Ontario shall have remitted to (or to the credit of) Amalco substantially all of the scientific research and experimental development tax credits in respect of the Corporation's operations up to the Effective Date. YM, Amalco and the Major Shareholders shall cooperate fully in the preparation of the Reconciliation Date Working Capital Statement.

2.5   Net Working Capital Adjustment

Subject to Section 2.6, within ten (10) days after delivery by YM to the Major Shareholders of the Reconciliation Date Working Capital Statement:

      (1) if the Reconciliation Date Net Working Capital, as indicated on the Reconciliation Date Working Capital Statement, is less than the amount (the "Target Net Working Capital") that is the result of subtracting the Expenditures from $5 million, then that number of Consideration Shares (held in escrow for the benefit of the Delex Shareholders) as is equal in value to such difference, at an issue price per Consideration Share equal to the weighted average closing price of the YM Common Shares as at the Reconciliation Date, shall be released from escrow and delivered to YM for cancellation and the amount of Consideration Shares released from escrow to the Delex Shareholders (allocated proportionately between them in accordance with Schedule 2.2(2) to the Disclosure Letter) pursuant to Section 2.3(1)(a) shall be reduced accordingly (or, at the option of the relevant Shareholder, it may pay to YM the cash amount of such difference); or

      (2) if the Reconciliation Date Net Working Capital is greater than the Target Net Working Capital, then YM shall issue to the Delex Shareholders, and deliver certificates representing, in such proportionate amounts as between the Delex Shareholders as is more particularly set forth in Schedule 2.2(2) to the Disclosure Letter, that number of YM Common Shares (the "Reconciliation Shares") as has a value equal to such difference, at an issue price per YM Common Share equal to the weighted average closing price of the YM Common Shares as at the Reconciliation Date.

2.6   Objection to Reconciliation Date Working Capital Statement

      (1) Delivery of Objection Notice - If the Major Shareholders (acting together) each object to any item of the Reconciliation Date Working Capital Statement (provided that such item relates to the amount of Net Working Capital), they shall so advise YM by delivery to YM of a written notice (the "Objection Notice") within thirty (30) days after the delivery to the Delex Shareholders of the Reconciliation Date Working Capital Statement. The Objection Notice shall set out the reasons for the objection as well as the amount in dispute and reasonable details of the calculation of such amount.

      (2) Resolution of Disputes - YM shall give the Major Shareholders and their respective accountants sufficient access to the Books and Records and working papers of Amalco or its successor used in the preparation of the Reconciliation Date Working Capital Statement to enable them to exercise their rights under this Section 2.6. The Major Shareholders and YM shall attempt to resolve all of the items in dispute set out in any Objection Notice within thirty (30) days of receipt of the Objection Notice by YM. Any items in dispute not resolved within such thirty (30) day period shall be referred as soon as possible thereafter by the Major Shareholders and YM to the Independent Auditor. The Independent Auditor shall act as expert and not as arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than thirty (30) days after the date of referral of the dispute to it. In making its determination, the Independent Auditor will only consider the issues in dispute placed before it. The Major Shareholders and YM shall provide or make available all documents and information as are reasonably required by the Independent Auditor to make its determination. The determination of the Independent Auditor shall be final and binding on the parties and the Reconciliation Date Working Capital Statement shall be (or not be) adjusted in accordance with such determination.

      (3) Audit Expenses - The fees and expenses of the Independent Auditor in acting in accordance with this Section 2.6 shall be borne by the Major Shareholders unless the determination of the Independent Auditor concludes that the amount of Net Working Capital is at least 10% greater than that as shown on the Reconciliation Date Working Capital Statement, in which case such fees and expenses shall be borne by YM.

      (4) Payment in Accordance with Determination - Within five (5) days after resolution, by agreement of the parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within five (5) days after the final determination of the Independent Auditor, the Major Shareholders or YM, as the case may be, shall pay to the other the amount owing as a result of such resolution or final determination, such payment to be made in accordance with Section 2.5.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties by the Major Shareholders

The Major Shareholders hereby severally (and not jointly and severally) represent and warrant to YM as follows, and confirm that YM is relying upon the accuracy of each of such representations and warranties in connection with the completion of the Transaction:

      (1)   Status, Constating Documents and Licences.

            (a) The Corporation is a corporation continued and validly subsisting under the laws of the Province of Ontario. The Corporation has all necessary corporate power to own its properties and to carry on the Business.

            (b) The articles, by-laws and other constating documents of the Corporation, as amended to the date hereof, are listed in
                  Schedule 3.1(1)(b) to the Disclosure Letter, and complete and correct copies of each of those documents have been delivered or made available to YM.

            (c) The Corporation is not a "reporting issuer" (as such term is defined under s.1(1) of the Securities Act (Ontario)), there is not a published market in respect of the Delex Shares and the number of registered holders of Delex Shares is not more than 50 (excluding employees or former employees of the Corporation);

            (d) The Corporation is duly licensed, registered and qualified as a corporation to do business, is up-to-date in the filing of all required corporate returns and other notices and filings and is otherwise in good standing in all respects, in each jurisdiction in which:

                  (i)   it owns or leases property, or

                  (ii) the nature or conduct of the Business or any part thereof, or the nature of the property of the Corporation or any part thereof, makes such qualification necessary or desirable to enable the Business to be carried on as now conducted or to enable the property and assets of the Corporation to be owned, leased and operated by it.

            (e) To the knowledge of the Major Shareholders, all of the Corporation's Licences are listed in Schedule 3.1(1)(e) to the Disclosure Letter and are valid and subsisting. Complete and correct copies of the Licences have been delivered or made available to YM. The Corporation is in compliance with all terms and conditions of the Licences. There are no proceedings in progress, pending or, to the knowledge of any of the Major Shareholders, threatened, which could result in the revocation, cancellation or suspension of any of the Licences.

      (2) Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by each of the Major Shareholders, and the completion of the transactions contemplated hereby, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of the Corporation under:

            (a) any term or provision of any of the articles, by-laws or other constating documents of the Corporation, or

            (b) the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which the Corporation is a party or by which it is bound, or

            (c) to the knowledge of the Major Shareholders, any term or provision of any of the Licences or any order of any court, governmental authority or regulatory body or any law or regulation of any jurisdiction in which the Business is carried on.

      (3) No Other Purchase Agreements. No person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including convertible securities, warrants or convertible obligations of any nature, for

            (a) the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares in the capital of the Corporation or any securities of the Corporation, or

            (b) the purchase or other acquisition from the Corporation of any of its undertaking, property or assets, other than in the ordinary course of the Business.

      (4) Insolvency. No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against the Corporation.

      (5) Corporate Records. The corporate records and minute books of the Corporation, all of which have been provided or made available to YM, contain complete and accurate minutes of all meetings of the directors and Delex Shareholders held since its incorporation in all material respects, and signed copies of all resolutions and by-laws duly passed or confirmed by the directors or Delex Shareholders other than at a meeting. All such meetings were duly called and held. The share certificate books, register of security holders, register of transfers and register of directors and any similar corporate records of the Corporation are complete and accurate in all material respects. All exigible security transfer tax or similar tax payable in connection with the transfer of any securities of the Corporation has been duly paid.

      (6) Authorized and Issued Capital. The authorized capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class A preference shares, an unlimited number of Class B preference shares and an unlimited number of special preference shares of which 1,215,000 common shares, 900,000 Class A preference shares, 3,287,135 Class B preference shares and 3,068,676 special preference shares have been duly issued and are outstanding as fully paid and non-assessable shares.

      (7) Options, Warrants and other Convertible Securities. Except as set forth in Schedule 3.1(7) to the Disclosure Letter, no person, firm or company, as of the date hereof, has any agreement or option, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, subscription or issuance of any equity securities of the Corporation or for any securities convertible into or exchangeable for equity securities of the Corporation.

      (8) Shareholders' Agreements, etc. To the knowledge of the Major Shareholders, other than the amended and restated shareholders' agreement with respect to the Corporation dated December 6, 2002, there are no shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the shares of the Corporation.

      (9)   Financial Statements.

            (a) The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of the previous fiscal years, are true, correct and complete in all material respects and present fairly the financial condition of the Corporation as of the respective dates of such Financial Statements, including the assets and liabilities (whether accrued, absolute or contingent) of the Corporation as of such dates, and the revenues, expenses and results of the operations of the Corporation for the periods ended on such dates.

            (b) All material financial transactions of the Corporation have been recorded in the financial books and records of the Corporation in accordance with good business practice, and such financial books and records, together with all disclosures made in this Agreement or in the Schedules hereto, present fairly the financial condition and the revenues, expenses and results of the operations of the Corporation as of and to the date hereof.

      (10) Liabilities of the Corporation. Other than as disclosed in Schedule 3.1(10) to the Disclosure Letter, as of the Effective Date, there are no liabilities (contingent or otherwise) of the Corporation of any kind whatsoever that are not disclosed in the Financial Statements, and there is no basis for assertion against the Corporation of any liabilities of any kind whatsoever. Without limiting the generality of the foregoing, other than as disclosed in
            Schedule 3.1(10) to the Disclosure Letter, (i) the Corporation has no bonds, debentures, mortgages, promissory notes or other indebtedness, nor any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness, and
            (ii) the Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, including any unfunded obligation any employee benefit or pension plans.

      (11) Guarantees. The Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any like commitment of the obligations, liabilities or indebtedness of any other person.

      (12)  Commitments  for Capital  Expenditures.  Other than as  disclosed in
            Schedule 3.1(12) to the Disclosure Letter or as disclosed to YM, the Corporation is not committed to make any capital expenditures, nor have any capital expenditures been authorized by the Corporation at any time since December 31, 2004.

      (13) Dividends and Distributions. Since December 31, 2004, the Corporation has not declared or paid any dividend or made any other distribution on any of its shares of any class, or redeemed or purchased or otherwise acquired any of its shares of any class, or reduced its authorized capital or issued capital, or agreed to do any of the foregoing.

      (14)  Tax Matters.

            (a) The Corporation has duly and on a timely basis prepared and filed all Tax Returns and other documents required to be filed by it in respect of all Taxes and such Tax Returns and documents are complete and correct. Complete and correct copies of all such returns and other documents filed in respect of all fiscal years of the Corporation ending prior to the date hereof in respect of which reassessment by the Canada Revenue Agency is not statute barred have been provided to YM.

            (b) The Corporation does not have any material liability, obligation or commitment for the payment of income taxes, corporate taxes or any other taxes or duties not yet due other than those that have arisen since December 31, 2004 in the usual and ordinary course of business and for which adequate provisions in the accounts of the Corporation have been made, and the Corporation is not in arrears with respect to any required withholdings or instalment payments of any kind.

            (c) All Taxes payable by the Corporation and in respect of all taxation periods, whether or not shown on any Tax Returns, for which the Corporation is liable have been paid or accrued and adequately reserved on its Books and Records and Financial Statements.

            (d)   Copies  of all  Tax  Returns,  deficiencies,  assessments  and
                  notices   from  all  taxing   authorities   relating   to  the
                  Corporation have been delivered or made available to YM.

            (e) There are no actions, suits, proceedings, investigations or claims now pending or made or, to the best of the knowledge of the Major Shareholders, threatened against the Corporation in respect of Taxes.

            (f) Other than as set out in Schedule 3.1(14) to the Disclosure Letter, the Corporation has withheld from each amount paid or credited to any person the amount of Taxes required to be withheld therefrom and, to the knowledge of the Major Shareholders, has remitted such Taxes to the proper tax or other receiving authorities within the time required under applicable legislation.

            (g) The Corporation has not acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) for an amount that is other than the fair market value of such property or services, or has been deemed to have done so for purposes of the Income Tax Act (Canada).

            (h) The Corporation has never filed or been party to any election pursuant to Section 83 or 85 of the Income Tax Act (Canada) or the relevant provincial and foreign legislation. The paid up capital (as such expression is used in the Income Tax Act (Canada) and the relevant provincial and foreign legislation) of the issued and outstanding shares of the Corporation is identical to its stated capital under applicable corporate legislation.

            (i)   The  Corporation  is  registered  under  the  Excise  Tax  Act
                  (Canada).

            (j) Other than with respect to investment tax credits or scientific research and experimental development credits, the Corporation has not requested or received a ruling from any Governmental Body in respect of Taxes or signed an agreement or waiver with any Governmental Body in respect of Taxes.

      (15) Litigation. Except as set out in Schedule 3.1(15) to the Disclosure Letter, there are no actions, suits, proceedings, arbitrations or investigations pending or, to the knowledge of the Major Shareholders, threatened against or adversely affecting, or which could adversely affect the Corporation, the Intellectual Property, the Product Authorizations or other Assets or before or by any federal, provincial, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign and the Major Shareholders do not know of any valid basis for such an action, suit, proceeding, arbitration or investigation. Except as set out in Schedule 3.1(15) to the Disclosure Letter, the Corporation is not subject to any judgment, order or decree entered in any lawsuit or proceeding.

      (16) Environmental Compliance. To the knowledge of the Major Shareholders, the Corporation has at all times received, handled, generated, used, stored, deposited, labelled, handled, treated, documented, transported and disposed of any Hazardous Substances in material compliance with all Environmental Laws or applicable Authorizations having the force of law.

      (17) Assets. Schedule 3.1(17) to the Disclosure Letter contains a list of all Assets owned by the Corporation or used in the operation of the Business and the location of such Assets, all of which (except for any Assets not currently in active use in, or required for, the Business) are in a good and reasonable state of repair and in good working order, save and except for reasonable wear and tear.

      (18) No Option on Assets. Except as set out in Schedule 3.1(18) to the Disclosure Letter or in this Agreement, there is no contract, option or any other similar right binding upon, or which at any time in the future may become binding upon, the Corporation to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Assets, except pursuant to purchase orders accepted by the Corporation in the usual and ordinary course of its business.

      (19) Deposit Accounts and Safe Deposit Boxes of the Corporation. The name and address of each bank, trust company or similar institution with which the Corporation has one or more accounts or one or more safe deposit boxes, the number of each such account and safe deposit box and the names of all persons authorized to draw thereon or to have access thereto have been provided or made available to YM.

      (20) Contracts. The Corporation is not in material default or material breach of any contract or commitment to which it is a party and there exists no condition, event or act which, with the giving of notice or lapse of time or both, would constitute such a default or breach and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and the Corporation is entitled to all benefits thereunder. To the knowledge of the Major Shareholders, no other party to a contract or agreement with the Corporation has materially breached or is in material default thereunder.

      (21) Accounts Receivable. The Corporation has no Accounts Receivable other than as set out in the Financial Statements and in Schedule 3.1(21) to the Disclosure Letter.

      (22)  Inventory. The Corporation has no inventory.

      (23) Real Properties and Leased Premises. Except as set out in Schedule 3.1(23) to the Disclosure Letter, the Corporation does not hold legal or beneficial title to any real property. Except as disclosed in Schedule 3.1(23) to the Disclosure Letter, the Corporation is not a party to, or under any agreement or option to become a party to, any lease with respect to real property used or to be used in the Business.

      (24) Leases of Personal Property. There are no leases by the Corporation of any equipment, furniture, fixtures or other tangible or intangible personal property that requires payment by the Corporation of $5,000 or more during any financial year and which is not terminable within 30 days of the date hereof.

      (25) Products and Services. To the knowledge of the Major Shareholders, there exists no set of facts as at the Effective Date with respect to the Corporation's ordinary course business operations (a) which could furnish a basis for the withdrawal, suspension or cancellation of any registration, license, permit or other governmental approval or consent of any governmental or regulatory agency issued to the Corporation with respect to any component of any product being developed by, or that is material to and used by, the Corporation, or (b) which could have a material adverse effect on the continued development of any product candidate of the Corporation or which could otherwise cause the Corporation to withdraw, suspend or cancel development of any such product, it being understood that the Corporation is not presently offering any product or service for sale and has never in the past offered any product or service for sale, and that the Corporation's product candidates will require, before they can be offered for commercial sale, certain governmental or regulatory licenses, permits or approvals which have not been issued.

      (26)  Licenses; Compliance With Regulatory Requirements.

            (a) Schedule 3.1(26) to the Disclosure Letter sets out a complete and correct list of all Product Authorizations applied for and/or received by the Corporation. The Corporation is the holder of all rights under the Product Authorizations.

            (b) To the knowledge of the Major Shareholders, the Corporation has conducted the Business in material compliance with all rules, policies and guidelines of the Health Regulatory Authority. To the knowledge of the Major Shareholders, all material current Product Authorizations and other governmental licenses, permits, registrations, approvals or authorizations employed in or necessary for the conduct of the Business are in full force and effect.

            (c) To the knowledge of the Major Shareholders, all clinical trials involving human subjects conducted by or on behalf of the Corporation have been and are being conducted: (A) in compliance with the applicable requirements of current good clinical practices, informed consent, and all other requirements relating to the protection of human subjects participating in clinical trials under the Canadian Food and Drugs Act; and (B) in material compliance with the rules, policies and guidelines of the Health Regulatory Authority.

      (27)  Intellectual Property.

            (a) Schedule 3.1(27) to the Disclosure Letter sets out a complete and correct description of: (A) all patents, patent applications and patent and invention disclosures owned, licensed, or otherwise used with the consent of the owner by the Corporation and required to operate the Business as it is being operated on the Effective Date or invented through the operation of the Business as of the Effective Date; (B) all registered Trade-Marks and applications for registration of Trade-Marks, owned by the Corporation and required to operate the Business as it is being operated on the Effective Date;
                  (C) all agreements wherein any rights in any Licensed Intellectual Property have been licensed or granted to the Corporation wherein such Licensed Intellectual Property is required to operate the Business as it is operated on the Effective Date in a material respect; and (D) all agreements wherein any rights in any Owned Intellectual Property have been licensed by the Corporation to any third party.

            (b)   Except as  disclosed  in  Schedule  3.1(27) to the  Disclosure
                  Letter:

                  (i) the Corporation has not conveyed, licensed, assigned or encumbered any of its Owned Intellectual Property or the Licensed Intellectual Property;

                  (ii) the Corporation is the exclusive owner of the Owned Intellectual Property;

                  (iii) all consents and licenses for the Licensed  Intellectual
                        Property are in full force and effect and no material default exists on the part of the Corporation;

                  (iv) the Owned Intellectual Property and the Licensed Intellectual Property are all the Intellectual Property which is being used by the Corporation to operate the Business and are all the Intellectual Property which is necessary to operate the Business, as it is operated on the date hereof in all material respects;

                  (v) the Owned Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Owned Intellectual Property;

                  (vi) the Corporation has received no notice and has no reason to suspect that the Licensed Intellectual Property is not in full force and effect or has been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Licensed Intellectual Property, nor are the Major Shareholders aware of any basis therefor;

                  (vii) to the  knowledge of the Major  Shareholders,  there has been no claim of adverse ownership, invalidity or other opposition to or conflict with any Owned Intellectual Property nor, to the knowledge of the Major Shareholders, is there any impending or threatened suit, proceeding, claim, demand or action against the Corporation (nor are the Major Shareholders aware of any basis therefor) alleging that any Owned Intellectual Property is invalid or violates or infringes the intellectual property rights of a third party;

                  (viii)the  Corporation  has  received  no notice and the Major
                        Shareholders have no reason to suspect that there has been a claim of adverse ownership, invalidity or other opposition to or conflict with any Licensed Intellectual Property nor, to the knowledge of the Major Shareholders, is there any impending or threatened suit, proceeding, claim, demand or action against the
                        Corporation alleging that any Licensed Intellectual Property is invalid or that its use in the operation of the Business as it is operated on the date hereof violates or infringes the intellectual property rights of a third party;

                  (ix) the Corporation is not required to pay any royalty, license or fee to any third party in connection with the Corporation's use of the Owned Intellectual Property, except as required by law to maintain or register the Owned Intellectual Property;

                  (x) to the knowledge of the Major Shareholders, no use by the Corporation of the Owned Intellectual Property violates or infringes the intellectual property rights of any third party;

                  (xi) the Corporation has taken commercially reasonable steps (including measures to protect secrecy and confidentiality, where appropriate) to protect the Corporation's right, title and interest in and to all Intellectual Property. All current and former employees, agents, consultants, third party contractors and other representatives of the Corporation who have material access to confidential information of the Corporation have a legal and, in the case of the employees, a contractual, obligation of confidentiality to the Corporation with respect to such information;

                  (xii) all current and former, employees,  agents,  consultants and third party contractors of the Corporation have duly executed and delivered agreements to the Corporation pertaining to the assignment to the Corporation of all Owned Intellectual Property invented or conceived during the course of their employment or engagement by the Corporation, and such employees, agents, consultants and third party contractors have waived in favour of the Corporation, its licensees, successors and assigns all their non-assignable rights (including moral rights, where applicable) therein;

                  (xiii)to the  knowledge  of the Major  Shareholders,  no third party has claimed that any current or former employee, agent, consultant or third party contractors of the Corporation that contributed to the development of the Owned Intellectual Property has, as a result of such contribution, violated the terms and conditions of his or her employment, non-competition, nondisclosure or inventions agreement with such third party or disclosed or used any trade secret of such third party;

                  (xiv) to the  knowledge of the Major  Shareholders,  there has been no public disclosure, sale or offer for sale of any invention, forming a part of the Owned Intellectual Property (such as a non-confidential publication or presentation by an inventor, employee, officer, director, other representative of the Corporation or any third party) that may affect the Corporation obtaining or sustaining valid patent rights to such invention;

                  (xv) the Corporation has not conducted or requested a full "freedom to operate" opinion on all patent applications referred to in Section 3.1(27)(a)(A) but, to the knowledge of the Major Shareholders, there is no publication, such as a patent, published or laid-open patent application, journal article, catalogue, promotion, or specification, of a third party which may prevent the Corporation from obtaining or sustaining valid patent rights to an invention forming part of the Owned Intellectual Property; and

                  (xvi) in relation to each patent  application  (in preparation or filed) or registered patent for an invention forming part of the Owned Intellectual Property, the Major Shareholders are not aware of any professional opinion, such as the opinion of a patent agent or patent attorney, whether preliminary in nature or in any other manner qualified, to the effect that the chances of obtaining or sustaining valid patent rights to the invention are considered to be unlikely, or less than even.

      (28) Subsidiaries and Other Interests. The Corporation has no subsidiaries and does not own any securities issued by, or any equity or ownership interest in, any other person. The Corporation is not subject to any obligation to make any investment in or to provide funds by way of loan, capital contribution or otherwise to any person.

      (29) Partnerships or Joint Ventures. Other than as set out in Schedule 3.1(29) to the Disclosure Letter, the Corporation is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind and is not party to any agreement under which the Corporation agrees to carry on any part of the Business or any other activity in such manner or by which the Corporation agrees to share any revenue or profit with any other person.

      (30) Restrictions on Doing Business. To the knowledge of the Major Shareholders, the Corporation is not a party to or bound by any agreement which would restrict or limit its right to carry on any business or activity or to solicit business from any person or in any geographical area or otherwise to conduct the Business as the Corporation may determine.

      (31) Employee Compensation.

            (a) Attached hereto as Schedule 3.1(31) to the Disclosure Letter is a true, accurate and complete list of all employees of the Corporation, as of the date hereof together with the title or position of each, length of service, the basis of compensation (full-time vs. part time) and the location of their employment. No claims have been asserted or are held by any current or former employee of the Corporation alleging wrongful dismissal or claiming severance or other damages against the Corporation and which have not been dealt with in a final manner and the Major Shareholders are not aware of any basis for such a claim. At the Effective Date, the Corporation will not have any outstanding liabilities for payment of wages, vacation pay, salaries, bonuses, pensions, contributions under any employee benefit plan or other compensation, current or deferred, under any labour or employment contract, whether oral or written, other than normal accruals in respect thereto or as set out in Schedule 3.1(31) to the Disclosure Letter. Also set forth on
            Schedule 3.1(31) to the Disclosure Letter is a true and complete list of:

                  (i) each pension, profit-sharing, thrift, deferred compensation, stock ownership, stock purchase, stock option, performance, bonus, incentive, retirement, severance, welfare, hospitalization or other medical, disability, life or other insurance, or other employee benefit plan or arrangement of any kind, whether written or oral, which the Corporation maintains in respect of the Business, has in effect or is required to make contributions to (collectively "Benefit Plans");

                  (ii) each agreement, arrangement, commitment and understanding of any kind, whether written or oral, with any current or former officer, director, employee or consultant of the Corporation pursuant to which payments may be required to be made at any time following the date hereof (including any employment, deferred compensation, severance, termination and consulting agreements) by the Corporation or in the Business;

                  (iii) any other plan, agreement, arrangement, policy or understanding, whether written or oral, relating to any other compensation, remuneration or benefits of any nature whatsoever (including bonuses, incentives, vacation pay, holiday pay, insurance, severance or retirement), in which any employee of the Corporation or the Business participates or has participated (all of the foregoing in clauses (ii) and (iii) being referred to herein collectively as "Compensation Commitments").

                  Neither the Major Shareholders nor the Corporation have made any express commitment nor have any formal plan, whether legally binding or not, to create an additional Benefit Plan or Compensation Commitment or to modify or change any existing Benefit Plan or Compensation Commitment, except as described on Schedule 3.1(31) to the Disclosure Letter. Except as set out in the said schedule and except for the payments referred to herein, there are no bonuses, severances or termination payments, or any dividends, or any other payments, of any kind or in any manner, paid, due or payable to the Major Shareholders as a consequence or upon the completion of, or resulting from, this Agreement and the transactions contemplated hereunder.

            (b) The Corporation is in compliance in all material respects with and is in good standing under all applicable laws, rules, regulations, codes and policies relating to its employees and their employment, including, workers' compensation, health, safety, training, human rights, equal opportunity or similar laws, rules, regulations, codes and policies and has properly completed and filed all reports required by such laws, rules, regulations, codes and policies.

      (32) Employee Relations. None of the Corporation's employees are unionized and there are no collective agreements in place with any trade union or other similar organization representing employees. Each current employee has an employment contract in place copies of which were provided or made available to YM. To the knowledge of the Major Shareholders, there are no labour disputes or strikes of such employees in progress, pending or threatened or anticipated. The Corporation is not aware of and does not anticipate any organization drive or other attempt to unionize any employees of the Corporation.

      (33) Accident History and Workers Compensation. To the knowledge of the Major Shareholders, the Corporation does not now have, nor for the past three years has it had, any accident history which has resulted or which is likely to result in an increased assessment under any workers compensation or similar type legislation or which would give rise to any claim against the Corporation in respect thereto. All levies under any workplace safety and insurance legislation to which the Corporation is subject have been paid by the Corporation.

      (34) Insurance. The Corporation currently has in force the policies of insurance set out in Schedule 3.1(34) to the Disclosure Letter. Such policies are issued by responsible insurers and, to the knowledge of the Major Shareholders, are appropriate to the Business and Assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and the Corporation is not in default, whether as to the payment of premium or otherwise, under the terms of any such policy and the Corporation has not failed to give any notice or present any claim under any such insurance policy, in due and timely fashion.

      (35) Non-Arm's Length Matters. Other than as disclosed in the Financial Statements or otherwise disclosed to YM in writing, the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by, any of the Major Shareholders or any of the Major Shareholders' respective Affiliates or any officers, former officers, directors, former directors, shareholders, former shareholders, employees (except for oral employment agreements with employees) or former employees of the Corporation or any person not dealing at arm's length with any of the foregoing. The Corporation has not made or authorized any payments to any of the Major Shareholders or any of the Major Shareholders' respective Affiliates or any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of the Corporation or to any person not dealing at arm's length with any of the foregoing.

      (36) Compliance with Laws. The Corporation is not in violation of any federal, provincial, municipal or other law, regulation or order of any government or governmental or regulatory authority, domestic or foreign, including, without limitation, any law, regulation or order relating to the Business.

      (37) Conduct of Business. Since December 31, 2004, except as disclosed in this Agreement or as disclosed in Schedule 3.1(37) to the Disclosure
            Letter:

            (a) the Corporation has only carried on the Business or entered or agreed to enter into any agreement or arrangement in the ordinary course of the Business;

            (b) the Corporation has not discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than current liabilities incurred in the ordinary and normal course of business consistent with past practice;

            (c) the Corporation has not issued or sold any shares in its capital stock or any warrants, bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any securities;

            (d) the Corporation has not mortgaged, pledged, subjected to lien, hypothecated, granted a security interest in or otherwise encumbered any of its Assets, whether tangible or intangible;

            (e)   the   Corporation   has  not  paid  any   dividends  or  other
                  distribution in respect of the Delex Shares;

            (f) there has been no change in the condition of the Business, financial or otherwise, the Assets or the liabilities, income, business or prospects of the Corporation, except changes in the ordinary course of business which were not, whether separately or in the aggregate, adverse;

            (g) there has been no change in accounting methods or policies of the Corporation;

            (h)   the  Corporation   has  diligently   endeavoured  to  preserve
                  relationships with all third parties having business dealings with the Corporation;

            (i) the Corporation has not entered or agreed to enter into any line of business other than the Business as conducted by it at and prior to December 31, 2004;

            (j) there has not been any loss of employees which might result in an adverse effect on the Business or the financial condition of the Corporation or the Business;

            (k) there has not been any damage to, destruction of or loss of any physical assets of the Corporation whether or not covered by insurance which has resulted in diminution of value of any asset of greater than $10,000;

            (l) the Corporation has not received any written notice of or agreed to the termination of any contract in excess of $5,000 annually;

            (m) there has not been any governmental or like investigation relating to the Corporation, any of the Assets or the Business; and

            (n) the Corporation has not transferred or granted any rights under or entered into any settlement regarding the breach or infringement of any trademark, patent, copyright or similar rights, or any licence thereto or modified any existing rights with respect thereto.

      (38)  Expenditures.  As at the Effective Date,  other than as disclosed on
            Schedule 3.1(38) to the Disclosure Letter, since December 31, 2004, the Corporation has not made or agreed to make any capital expenditure nor has the Corporation sold or disposed of any Assets having a fair market value in excess of $5,000.

      (39) Approvals and Consents. Except as described in Schedule 3.1(39) to the Disclosure Letter, there are no approvals, consents or waivers required to be obtained of any kind, including pursuant to any leases or contracts containing prohibitions or pre-consent provisions to the transaction in order to permit the transaction contemplated herein or to preserve the Business and Assets of the Corporation.

      (40) Commission. Other than Orion Securities Inc. (and any Person engaged by YM or Subco), no person is entitled to a brokerage commission, finder's fee or other like payment in connection with the transaction contemplated by this Agreement.

      (41) Copies of Documents. Complete and correct copies (including all amendments) of all contracts, leases and other documents referred to in this Agreement or any Schedule hereto or required to be disclosed hereby have been made available to YM.

      (42)  Authority and Capacity.

            (a) If a corporation, such Major Shareholder is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has good right, full corporate power and absolute authority to enter into this Agreement and the Merger Support Agreement and to perform all of such Major Shareholder's obligations under this Agreement and the Merger Support Agreement. Such Major Shareholder, its shareholders and board of directors have taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement and the Merger Support Agreement.

            (b) If a partnership, limited partnership, syndication or other form of unincorporated organization, such Major Shareholder has the necessary legal capacity, good right, full power and absolute authority to enter into this Agreement and the Merger Support Agreement and to perform all of such Major Shareholder's obligations under this Agreement and the Merger Support Agreement. Such Major Shareholder has taken all necessary or desirable actions, steps and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement and the Merger Support Agreement.

      (43) Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and the Merger Support Agreement and each of the other agreements contemplated or referred to herein by such Major Shareholder, and the completion of the transactions contemplated hereby and thereby, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of such Major Shareholder under:

            (a) any term or provision of any of the articles, by-laws or other constating documents of such Major Shareholder, if applicable, or

            (b) the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which such Major Shareholder.

      (44) No Other Purchase Agreements. No Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including convertible securities, warrants or convertible obligations of any nature, for the purchase from such Major Shareholder of any of the Delex Shares held by such Major Shareholder.

      (45) Contractual and Regulatory Approvals. Such Major Shareholder is not under any obligation, contractual or otherwise, to request or obtain the consent of any person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any federal, provincial, municipal or local government or governmental agency, board, commission or authority are required to be obtained by such Major Shareholder in connection with the execution, delivery or performance by such Major Shareholder of this Agreement or the completion of any of transactions contemplated hereunder.

      (46)  Ownership.

            (a) If such Major Shareholder is not New Generation Biotech (Equity) Fund Inc., such Major Shareholder is the registered and beneficial owner of the Delex Shares as is indicated opposite his, her or its respective name in Schedule A to the Merger Support Agreement, with good and marketable title thereto, free and clear of any and all Encumbrances.

            (b) If such Major Shareholder is New Generation Biotech (Equity) Fund Inc., such Major Shareholder is the beneficial owner of the Delex Shares as is indicated opposite its name in Schedule A to the Merger Support Agreement (such Delex Shares being registered in the name of Brant Investments Limited A/C 554-104072-16), with good and marketable title thereto, free and clear of any and all Encumbrances.

      (47) Enforceability of Obligations. Each of this Agreement and the Merger Support Agreement is a legal, valid and binding obligation of such Major Shareholder, enforceable against such Major Shareholder in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

      (48) Insolvency. No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against such Major Shareholder.

      (49) Residency. Such Major Shareholder is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

      (50) Accredited Investor. Such Major Shareholder is an "accredited investor", as such term is defined in Ontario Securities Commission Rule 45-501 - Exempt Distributions.

      (51) No Claim. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Body or, to the knowledge of such Major Shareholder, threatened against such Major Shareholder or any of his, her or its properties that, individually or in the aggregate, could impair the ability of such Major Shareholder's to perform its obligations under this Agreement or the Merger Support Agreement or otherwise delay such Major Shareholder in performing such obligations. There is no judgment, decree or order against such Major Shareholder that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Merger Support Agreement, or that could impair the ability of such Major Shareholder to perform its obligations under this Agreement or the Merger Support Agreement; and

      (52) No Other Proxy Granted. Such Major Shareholder has not previously granted or agreed to grant any proxy or other right to vote in respect of such Major Shareholder's Delex Shares or entered into any voting trust, nor pooling or other agreement with respect to the right to vote, call meetings of Delex Shareholders or give consents or approvals of any kind as to such Delex Shares except the amended and statement shareholders' agreement with respect to the Corporation dated December 6, 2002 and those agreements which are no longer of any force or effect.

      (53) Disclosure. No representation or warranty of the Major Shareholders contained in this Section 3.1, and no statement contained in the Disclosure Letter or any certificate, list, summary or other disclosure document provided or to be provided to YM pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact which is necessary in order to make the statements contained therein not misleading.

3.2   Representations and Warranties by YM and Subco

YM and Subco  hereby  represent  and  warrant to the  Corporation  and the Major
Shareholders as follows, and confirm that the Corporation and the Major Shareholders are relying upon the accuracy of each of such representations and warranties in connection with the completion of the other transactions hereunder:

      (1) Corporate Authority and Binding Obligation. YM is a corporation duly continued and validly subsisting in all respects under the laws of its jurisdiction of continuation. Subco is a corporation duly incorporated and validly subsisting in all respects under the laws of the Province of Ontario. Each of YM and Subco has good right, full corporate power and absolute authority to enter into this Agreement and, in the case of YM, the Ancillary Agreements, and to perform all of YM's and Subco's respective obligations under this Agreement and, in the case of YM, the Ancillary Agreements. Each of YM and Subco and their respective boards of directors (and shareholders, if necessary) have taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement and, in the case of YM, the Ancillary Agreements. This Agreement is a legal, valid and binding obligation of each of YM and Subco, enforceable against each of them, and each of the Ancillary Agreements is a legal, valid and binding obligation of YM, enforceable against YM, in accordance with their respective terms subject to::

            (a) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally; and

            (b) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

      (2) Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements contemplated or referred to herein by YM or Subco, and the completion of the transactions contemplated hereby, will not constitute or result in a violation or breach of or default under:

            (a) any term or provision of any of the articles, by-laws or other constating documents of YM or Subco, or

            (b) the terms of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which YM or Subco is a party or by which it is bound, or

            (c) any term or provision of any licences, registrations or qualification of YM or Subco or any order of any court, governmental authority or regulatory body or any applicable law or regulation of any jurisdiction.

      (3)   Regulatory Compliance

            (a) YM is a "reporting issuer" (as such term is defined under s.1(1) of the Securities Act (Ontario)) in good standing in each of the Provinces of British Columbia, Ontario and Nova Scotia.

            (b) Each of the TSX, AMEX and AIM has given its conditional approval, as applicable, for the transaction of purchase and sale contemplated herein and the listing of the Consideration Shares, the Adjustment Shares, the Working Capital Shares, the Reconciliation Shares and the Additional Payment Shares.

            (c)   Since  June  30,   2004,   and  except  as  specified  in  the
                  information filed by YM under applicable securities Laws, there has not occurred any YM Material Adverse Change.

            (d) YM has filed with the Ontario Securities Commission by posting on the SEDAR system true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Laws to be filed by it since March 31, 2004. Such documents, at the time filed, (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
                  (ii) complied in all material respects with the requirements of applicable securities Laws. YM has not filed any confidential material change report with any securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

      (4)   Issued Shares

            (a) The authorized capital of YM consists of an unlimited number of common shares, an unlimited number of non-voting preference shares, and an unlimited amount of voting special shares, of which 35,150,590 YM Common Shares are issued and outstanding as at the date hereof.

            (b) The authorized capital of Subco consists of an unlimited number of common shares, of which one common share is issued and outstanding as at the date hereof.

            (c) The currently issued and outstanding YM Common Shares are quoted and traded on the TSX, AMEX and AIM and no order ceasing or suspending quotation or trading in any securities of YM has been issued and no proceedings for such purpose are pending, or to the knowledge of YM, threatened.

      (5) Ownership of Subco; No Prior Activities. As of the Effective Date, all of the outstanding shares of Subco are owned by YM. As of the Effective Date, except for obligations and liabilities incurred in connection with its incorporation or organization and transactions contemplated by this Agreement or the Ancillary Agreements, and any other agreements or arrangements contemplated by this Agreement, Subco has not and will not have incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

      (6) Consideration Shares and Working Capital Shares. As at the Effective Date, the Consideration Shares to be issued to or to the order of each Delex Shareholder pursuant to Section 2.1, the Adjustment Shares and the Working Capital Shares will be validly issued as fully paid and non-assessable shares in the capital of YM under a validly issued certificate or certificates complying with corporate and securities legislation and regulatory authority applicable to YM, and the issuance of such shares shall be effected in compliance with all securities Laws and other regulatory authority applicable to YM.

      (7) Restrictions on Trading. The Consideration Shares, the Working Capital Shares issuable pursuant to Section 6.2, the Reconciliation Shares issuable pursuant to Section 2.5 and Additional Payment Shares issuable pursuant to Section 4.2(2) will be freely tradeable in the provinces of Ontario, Nova Scotia and British Columbia, subject to restrictions as to Persons who are "Affiliates" of YM and as to Persons who are "control block" holders under applicable securities legislation. The Working Capital Shares and the Adjustment Shares will be subject to a hold period of not more than four months and one day from the Effective Date. The certificates representing the Working Capital Shares and the Adjustment Shares will bear a legend in substantially the following form and with the necessary information inserted:

                  "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [insert date that is four (4) months and one (1) day after the Effective Date]."

                  To the extent required by the TSX, such certificates shall also bear the following legend:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

      (8) Residency. Each of YM and Subco is "Canadian" within the meaning of the Investment Canada Act (Canada).

      (9) No Claims, etc. There are no claims, investigations or other proceedings, including appeals and applications for review, in progress or, to the knowledge of YM or Subco, pending or threatened against or relating to YM or Subco, before any Governmental Body, which, if determined adversely to YM or Subco, would,

            (a) prevent YM from issuing the Consideration Shares, the Adjustment Shares, the Reconciliation Shares, the Additional Payment Shares or the Working Capital Shares as contemplated hereunder;

            (b) enjoin, restrict or prohibit the transfer of all or any part of the Consideration Shares, the Adjustment Shares, the Reconciliation Shares, the Additional Payment Shares or the Working Capital Shares or materially delay completion of the Transaction, all as contemplated by this Agreement; or

            (c) delay, restrict or prevent YM or Subco from fulfilling any of its obligations set out in or arising from this Agreement,

            and neither YM nor Subco has any knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

      (10) Compliance with Laws. Except as publicly disclosed by YM, YM and Subco have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a YM Material Adverse Effect.

      (11) Sophisticated Purchaser; Access. YM is knowledgeable, sophisticated and experienced in business and financial matters and has had access to management of the Corporation and its records for the purpose of conducting its due diligence.

      (12) No Broker, etc. No finder, broker, agent, or other intermediary has acted for or on behalf of YM or Subco in connection with the negotiation or consummation of the transactions contemplated hereby, and no fee will be payable by YM or Subco to any such person in connection with such transactions.

                                    ARTICLE 4
                                    COVENANTS

4.1   Covenants by the Major Shareholders

Each Major Shareholder covenants to YM that it will do or cause to be done the following:

      (1) Resignation of Officers and Directors. At or before the Effective Time, it will take all steps as are within its power to cause each Person who is a director or officer of the Corporation, other than such persons as may be designated in writing by YM, to submit his or her written resignation as a director or officer to the Corporation which will be effective at the Effective Time.

      (2) Delex Stock Options. At or before the Effective Time it shall cause the board of directors of the Corporation to terminate the Delex Plan and cancel all Delex Options issued thereunder.

      (3) Releases by Officers and Directors. At the Effective Time, it will, and will cause each Person who is a director or officer of the Corporation to execute and deliver to the Corporation a release in such form as YM finds acceptable, acting reasonably.

      (4) Change of Control Tax Return. It covenants and agrees that YM shall be entitled to prepare and file the Tax Return for the Corporation in respect of the fiscal year ending as of the Effective Date and will co-operate fully with YM in connection with the preparation of such Tax Return, provided that, prior to filing such Tax Return, such Tax Return shall be reviewed by the Major Shareholders and their financial advisors and the Major Shareholders approval obtained in respect of the filing thereof, such consent not to be unreasonably withheld.

4.2   Covenants by YM

      (1) Subject to Sections 4.2(4) and 4.2(5), YM shall use Commercially Reasonable Efforts to complete the development (including gaining FDA approval to market such product) of at least one product utilizing the DELEX Technology. The parties agree that, for all purposes of this Agreement, a product shall be deemed to utilize the DELEX Technology if YM, any licensee, affiliate or successor corporation thereof or thereto has used any of the DELEX Technology in connection with research and development efforts with respect to such product or if such product includes, incorporates, uses, is based on or relies upon, in any manner, the DELEX Technology. As used in this Agreement, "Commercially Reasonable Efforts" shall mean that YM is performing its obligations in a good faith, timely and sustained manner (including the application of financial, human and material resources) consistent with the efforts that a reasonably prudent and diligent company within the biopharmaceutical industry would devote to a significant general practice product of similar market potential, and provided that YM shall continue to perform its obligations in such manner until and unless there exist bona fide scientific reasons to discontinue such efforts.

      (2) The first time that YM or any licensee, Affiliate or successor of YM or of any licensee or Affiliate thereof receives United States regulatory approval to market a product utilizing the DELEX
            Technology, YM shall pay to each Person identified on Schedule 2.2(2) to the Disclosure Letter, as additional consideration in connection with this Merger Agreement, within five Business Days after such regulatory approval being announced, an amount equal to $4,750,000 (the "Additional Payment"), such payment to be made by way of YM Common Shares (or their equivalent) ("Additional Payment Shares"), cash or a combination of both at YM's option, provided that after March 23, 2014, YM shall no longer be obliged to pay the Additional Payment to the Persons identified in Schedule 2.2(2) to the Disclosure Letter. The Additional Payment shall be paid to each Person in such amounts as are more particularly set forth in
            Schedule 4.2(2) to the Disclosure Letter.

      (3) Subject to Sections 4.2(4) and 4.2(5), YM shall use Commercially Reasonable Efforts to:

            (a) prepare and submit to the FDA an IND submission (or prepare and submit to the Health Regulatory Authority the corresponding clinical trial application) in respect of approval to initiate a Phase II trial (whether in Canada or the US) for AeroLEF (or any other product utilizing the DELEX Technology) and;

            (b) enter into a strategic partnership, joint venture, collaboration or other licensing arrangement with any third party with respect to the ongoing development and/or commercialization of AeroLEF (or any other product utilizing the DELEX Technology), whether in Canada or anywhere else in the world; and

            (c) initiate a Phase III clinical trial (whether in Canada or anywhere else in the world) for AeroLEF (or any other product utilizing the DELEX Technology); and

            (d) initiate a subsequent Phase III clinical trial (whether in Canada or anywhere else in the world) for AeroLEF (or any other product utilizing the DELEX Technology);

      (4) If, notwithstanding the covenants of YM described in this Section 4.2, YM determines (the "YM Determination") not to complete the development (including gaining FDA approval to market such product) of at least one product utilizing the DELEX Technology, YM shall promptly (but in any event within two Business Days of the date of the YM Determination) notify (the "YM Notice") each Major Shareholder (in writing) of such determination. The YM Notice shall state whether YM has elected to terminate such efforts in connection with a bona fide scientific reason or otherwise. If termination is in connection with a bona fide scientific reason, then any of the Consideration Shares that are subject to the escrow arrangements contemplated in Section 2.3 shall immediately be returned to YM for cancellation. If termination is not in connection with a bona fide scientific reason and the Major Shareholders (acting unanimously) do not, within the ten (10) Business Days following the date of their receipt of the YM Notice, request the appointment of an expert (as described in Section 4.2(5) below), then any of the Consideration Shares that are subject to the escrow arrangements contemplated in
            Section 2.3 shall be returned to YM for cancellation on the date following expiry of such ten Business Day period. In either instance, YM shall have no further obligation to make the Additional Payment contemplated in Section 4.2(2) above.

      (5) If termination of such efforts was not in connection with a bona fide scientific reason, then the Major Shareholders (acting unanimously) may initiate an arbitration process, as set out in this
            Section 4.2(5) and Section 4.2(6), by providing written notice to YM, within ten (10) Business Days of their receipt of the YM Notice, to such effect together with a list of at least 2 potential experts (who are either analysts who have published research with respect to publicly traded companies that are active in the pharmaceuticals and biopharmaceuticals sector or who are certified business valuators and who are generally accepted as being knowledgeable in the pharmaceuticals and biopharmaceuticals sector). YM shall provide to the Major Shareholders, within ten (10) Business Days of its receipt of such written notice from the Major Shareholders, the names of at least two potential experts (who are either analysts who have published research with respect to publicly traded companies that are active in the pharmaceuticals and biopharmaceuticals sector or who are certified business valuators and who are generally accepted as being knowledgeable in the pharmaceuticals and biopharmaceuticals sector). If YM and the Major Shareholders (acting unanimously) are not able to agree on one expert from the lists provided by each to the other within fifteen (15) Business Days of the end of the ten day period in which YM was to provide a list of acceptable experts, then such expert (having the background noted above) shall be appointed by a Judge of the Ontario Superior Court of Justice sitting in the Judicial District of Toronto Region, upon the application of either YM or the Major Shareholders (acting unanimously).

      (6) The expert selected by the parties (or by the Judge of the Ontario Superior Court of Justice) shall determine, as soon as reasonably practicable following selection, whether AeroLEF (or, if at the relevant date there is another product more advanced than AeroLEF in such regard, then such other product utilizing the DELEX Technology) has a net present value ("NPV") that is, as at the date of the YM Election, greater than zero. The expert shall consider in connection with determination of the NPV of AeroLEF (or such other product), such factors as, among others, reasonable costs of development, reasonable costs of marketing, potential sales of such product, disease prevalence, existence of any competitive products and product pricing, with all such factors considered with respect to a reasonably prudent and diligent company within the biopharmaceutical industry. If the expert determines that the NPV is greater than zero, then any of the Consideration Shares that are subject to the escrow arrangements contemplated in Section 2.3 shall be immediately released from such escrow and distributed to the Delex Shareholders in such amounts as set forth in Schedule 2.2(2) to the Disclosure Letter. If the expert determines that the NPV is equal to or less than zero, then any of the Consideration Shares that are subject to the escrow arrangements contemplated in Section 2.3 shall immediately be returned to YM for cancellation. All costs of the arbitration process described in this Section 4.2 shall be for the account of, and payable by, the Major Shareholders, unless the expert determines that the NPV is greater than zero, in which case all costs of the arbitration process shall be for the account of, and payable by, YM. The expert shall have the power to proceed with the determination of NPV and to deliver his or her determination notwithstanding the default of any party in respect of any procedural order made by the expert. The determination of the expert shall be final and binding and no appeal shall lie therefrom. Judgment upon such determination may be entered in any court having jurisdiction.

      (7) YM shall permit a representative of the Major Shareholders to have reasonable access (once annually, during YM's normal business hours and on not less than 10 business days prior request) to the senior management of YM (or any successor corporation of YM) until the earlier of: (i) the date that each of the milestones referred to in this Article 4 has been achieved; (ii) the date of the YM Determination; and (iii) the date that is five years from the Effective Date. The parties agree that no breach shall be deemed to have occurred under Sections 4.2(1) or 4.2(3) unless and until the Major Shareholders shall each have given written notice to YM of such alleged breach and YM shall have had a reasonable period of time (not to exceed 30 days in each instance and 90 days in aggregate over the term of this Agreement) after receipt of such notice to cure such breach; provided that all time periods used for determining whether any of the milestones set forth in paragraphs
            (b) to (e) of Section 2.3(1) shall be tolled during each such cure period.

      (8) If YM elects to make any portion of any applicable Additional Payment in Additional Payment Shares, the price per Additional Payment Share for purposes of calculating the number of Additional Payment Shares necessary in connection with such payment shall be equal to the weighted average closing price of the Additional Payment Shares as at the date of the announcement of such United States regulatory approval. YM shall ensure that: (a) upon issuance, such Additional Payment Shares will be validly issued as fully paid and non-assessable shares in the capital of YM; (b) the issuance of such Additional Payment Shares shall be effected in compliance with applicable securities legislation and free of pre-emptive rights; and (c) such Additional Payment Shares shall have been approved for listing on the TSX, AMEX and AIM (or such exchanges as the common shares of YM are then listed), subject only to official notices of issuance and fulfilment of such other conditions as set out in any conditional listing correspondence with relevant exchanges.

      (9) From and after the Effective Time, YM shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Corporation (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Corporation pursuant to its articles of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any of its directors, officers and employees and (b) without limitation to clause (a), to the fullest extent permitted by Law, in each case for acts or omissions (excluding acts or omissions which constitute gross negligence or fraud) occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement) and (ii) cause to be maintained for a period of two years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Corporation (provided that YM may provide for coverage and amounts on terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time. The obligations of YM under this Section 4.2(9) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.2(9) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.2(9) applies shall be third party beneficiaries of, and entitled to directly enforce, this
            Section 4.2(9)). YM shall, in addition to the foregoing, provide direct confirmation of these obligations to the directors and senior officers as part of the closing of the Transaction.

                                   ARTICLE 5
                                   CONDITIONS

5.1   Conditions Precedent

      (1) The respective obligations of the Corporation and YM to complete the Transaction shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may be waived by the mutual consent of YM, the Corporation and the Major Shareholders:

            (a) the Delex Special Resolution shall have been approved at the Delex Meeting by the requisite percentage (under the OBCA) of the holders of the Delex Shares who are represented at the Delex Meeting;

            (b) the Amalgamation Agreement and the Articles of Amalgamation shall be in content consistent with this Agreement and in form satisfactory to the parties hereto, acting reasonably in that context;

            (c) no event will have occurred or circumstance exist which would make it impossible or impracticable to satisfy one or more of the conditions with respect to the Transaction as set out herein;

            (d)   this  Agreement  shall not have been  terminated  pursuant  to
                  Article 8; and

            (e) the parties shall have obtained all applicable regulatory approvals.

5.2   Conditions to the Obligations of YM

Notwithstanding anything herein contained, the obligation of YM to complete the Transaction will be subject to the fulfilment of the following conditions at or prior to the Effective Time:

      (1) Due Diligence. YM shall have conducted all due diligence inquiries and investigations to its satisfaction, including a review of the books and accounts of the Corporation to verify the amount of Expenditures.

      (2) "Freedom to Operate" Opinion. YM shall have received a "freedom to operate" opinion in respect of the patent applications referred to in Section 3.1(27)(a)(A) which is satisfactory in form and substance to YM in its sole discretion.

      (3) No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the opinion of counsel to YM, is likely to result in an order, decision or ruling,

            (a) to disallow, enjoin, prohibit or impose any limitations or conditions on the Transaction; or

            (b) to impose any limitations or conditions which may have an adverse affect on the Business or the Condition of the Corporation.

      (4) Withholding. At or prior to the Effective Date, YM will have received with respect to each Major Shareholder (i) evidence satisfactory to YM's counsel that such Major Shareholder is not a non-resident of Canada within the meaning of the Income Tax Act (Canada), or (ii) a Section 116 Certificate for such Major Shareholder.

      (5) Major Shareholder Closing Documents. YM shall have received at or before the Effective Time duly executed original copies of the following:

            (a) a certified copy of the constating documents and by-laws of each Major Shareholder;

            (b) a certificate of incumbency of the signing authorities for each Major Shareholder;

            (c) certified copies of resolutions of the board of directors (or such other authority having corporate or equivalent power) of or with respect to each of the Major Shareholders and the Corporation approving the Transaction, this Agreement and the Merger Support Agreement;

            (d) evidence of the assignment of the Working Capital Financing to YM (including the consent of the Corporation to such transfer) and release of all security in connection therewith in a form satisfactory to YM in its sole discretion;

            (e) all books and records of the Corporation whether situated at the Corporation's principal office or otherwise; and

            (f) such other instruments of conveyance, documentation and assurances relating to the sale and purchase of the Working Capital Financing as YM's solicitors in consultation with the Major Shareholders' and the Corporation's solicitors, each acting reasonably, may require in connection with the assignment of the Working Capital Financing, as contemplated at Section 6.2.

      (6) Representations and Warranties. The representations and warranties of each Major Shareholder set forth in this Agreement shall be true and correct on the Effective Date as of the Effective Time as though made on the Effective Date. Such Major Shareholder shall have delivered to YM a written reaffirmation of the representations and warranties set out in this Agreement dated the Effective Date.

      (7) Consents. All consents or waivers required in connection with the consummation of the Transaction contemplated herein, including the consents required in connection with any contracts, the Licences and in connection with any leased premises occupied by the Corporation, shall have been obtained.

      (8) Opinion. An opinion of counsel to the Major Shareholders, in form and substance satisfactory to YM and its counsel, acting reasonably, shall have been delivered to YM.

      (9) Releases of the Major Shareholders. There shall have been delivered to YM on or before the Effective Time, a release from each Major Shareholder, in a form acceptable to YM, acting reasonably.

      (10) Certain Obligations. Any liability or other obligation of the Corporation to any of the Major Shareholders or to any person related in any way to any of the Major Shareholders (other than the Working Capital Financing) shall be satisfied or released absolutely prior to the Effective Time. Any liability or other obligation of the Corporation to any Person arising in connection with anything or matter not directly related to the Business shall be paid, satisfied or released absolutely prior to the Effective Time.

      (11) Delivery of Financial Statements. The Corporation shall have delivered to YM (i) the Financial Statements and (ii) unaudited monthly financial statements of the Corporation as at and for the period ended January 31, 2005.

5.3   Waiver by YM

The conditions contained in Section 5.2 hereof are inserted for the exclusive benefit of YM and may be waived in whole or in part by YM at any time. The Major Shareholders acknowledge that the waiver by YM of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by the Major Shareholders herein that corresponds or is related to such condition or such part of such condition, as the case may be.

5.4   Conditions  to  the   Obligations  of  the   Corporation   and  the  Major
      Shareholders

Notwithstanding anything herein contained, the obligations of the Corporation and the Major Shareholders to complete the transactions provided for herein will be subject to the fulfilment of the following conditions at or prior to the Effective Date.

      (1) No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the opinion of counsel to the Major Shareholders, is likely to result in an order, decision or ruling, to disallow, enjoin, prohibit or impose any limitations or conditions on the Transaction.

      (2) Stock Exchange Approval. The Consideration Shares, the Adjustment Shares, the Additional Payment Shares, the Reconciliation Shares and the Working Capital Shares shall have been approved for listing on the TSX, AMEX and AIM, subject only to official notices of issuances and fulfillment of such other conditions as set out in any conditional listing correspondence.

      (3) Representations and Warranties. The representations and warranties of YM set forth in this Agreement shall be true and correct on the Effective Date as of the Effective Time as though made on the Effective Date. YM shall have delivered to the Major Shareholders a written reaffirmation of the representations and warranties set out in this Agreement dated the Effective Date.

      (4) Opinion. An opinion of counsel to YM, in form and substance satisfactory to the Major Shareholders and their respective counsel, acting reasonably, shall have been delivered to the Major Shareholders.

5.5   Waiver by Major Shareholders

The conditions contained in Section 5.4 hereof are inserted for the exclusive benefit of the Major Shareholders and may be waived in whole or in part by the Major Shareholders at any time. YM acknowledges that the waiver by the Major Shareholders of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by YM herein that corresponds or is related to such condition or such part of such condition, as the case may be.

5.6   Notice and Cure Provisions

No party may seek to rely upon any condition precedent contained in Sections 5.1, 5.2 or 5.4 (as applicable), or exercise any termination right pursuant to
Section 8.2, unless forthwith and in any event prior to the filing of the Articles of Amalgamation for acceptance by the Director, the terminating party has delivered a written notice to the other parties hereto specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which such party is asserting as the basis for the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the party (or parties) receiving the notice of termination is (or are) proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other parties hereto may not terminate this Agreement as a result thereof until the earlier of the Outside Date, and the expiration of a period of fifteen (15) days from such notice.

5.7   Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2 and 5.4 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, a Certificate of Amalgamation in respect of the Transaction is issued by the Director.

                                   ARTICLE 6
                                     CLOSING

6.1   Closing Arrangements

The Effective Date shall be the fifth (5th) Business Day following the date of the Delex Meeting. Closing shall take place at the offices of Heenan Blaikie LLP, Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario M5J 2J4 at 10:00 a.m. (Toronto time) on the Effective Date or at such other place, date and time as may be mutually agreed upon by the Major Shareholders and YM (the "Effective Time").

6.2   Assignment of Working Capital Financing

The Major Shareholders shall assign to YM, on the Effective Date, and the Corporation shall deliver to YM a consent to such assignment, of the Working Capital Financing. YM shall pay for such assignment by issuing to the Major Shareholders, and shall deliver certificates on the Effective Date, that represent that number of YM Common Shares (the "Working Capital Shares") as is determined by dividing the principal amount of the Working Capital Financing by $3.15 (and in amounts per Major Shareholder as is set out in Schedule 6.2 to the Disclosure Letter). YM shall issue to the Delex Shareholders, and deliver certificates on the Effective Date, that represent that number of YM Common Shares (the "Adjustment Shares") as is determined by dividing the amount of the Net Working Capital (as at January 31, 2005, as set out on Schedule 6.2 to the Disclosure Letter) by $3.15. YM and the Major Shareholders hereby agree that
Schedule 6.2 to the Disclosure Letter represents their agreement as to the amount of such Net Working Capital as at such date (which amount is equal to the amount of the Expenditures). For greater certainty, the parties agree that the total value of the Working Capital Shares and the Adjustment Shares (to be issued as at the Effective Date) is $5 million.

6.3   Documents to be Delivered

At or before the Effective Date, each of the Corporation and YM shall execute, or cause to be executed, and shall deliver, or cause to be delivered, such documents, instruments and things which are to be delivered by each of them pursuant hereto.

                                   ARTICLE 7
               SURVIVAL OF WARRANTIES, INDEMNIFICATION AND SET-OFF

7.1   Survival of Warranties by the Major Shareholders

The representations, warranties and covenants made by the Major Shareholders and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the closing of the Transaction provided for herein and, notwithstanding such closing or any investigation made by or on behalf of YM or any other person or any knowledge of YM or any other person, shall continue in full force and effect for the benefit of YM, subject to the following provisions of this section:

            (a) except as provided in paragraphs (b) and (c) of this section, no Warranty Claim may be made or brought by YM after the date which is eighteen (18) months following the Effective Date;

            (b) any Warranty Claim which is based upon or relates to the tax liability of the Corporation for a particular taxation year may be made or brought by YM at any time prior to the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties in respect of such taxation year under applicable tax legislation could be issued; and

            (c) any Warranty Claim which is based upon or relates to title to the Delex Shares or which is based upon intentional or grossly negligent misrepresentation or fraud by any of the Major Shareholders may be made or brought by YM at any time.

After the  expiration  of the time period  referred to in paragraph  (a) of this
Section 7.1, each of the Major Shareholders will be released from all obligations and liabilities in respect of the representations and warranties made by the Major Shareholders and contained in this Agreement or in any document or certificate given in order to carry out the transactions contemplated hereby, except with respect to any Warranty Claims made by YM in writing prior to the expiration of such period and subject to the rights of YM to make any claim permitted by paragraph (b) and paragraph (c) of this Section 7.1.

7.2   Survival of Warranties by YM

The representations, warranties and covenants made by YM and contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the closing of the Transaction and, notwithstanding such closing or any investigation made by or on behalf of any of the Major Shareholders or any other person or any knowledge of any of the Major Shareholders or any other person, shall continue in full force and effect for the benefit of the Major Shareholders; provided that no Warranty Claim may be made or brought by any of the Major Shareholders after the date which is eighteen (18) months following the Effective Date but further provided that such time limit shall not affect any rights of the Major Shareholders with respect to the covenants of YM as set out in Section 2.4, Section 2.5, all of the subsections of Section 4.2 and Section 6.2.

7.3   Indemnity by Major Shareholders

      (1) Each of the Major Shareholders shall indemnify and save harmless on a several (and not joint and several) basis YM from and against any claims, demands, actions, causes of action, damage, loss (other than loss of profits), deficiency, cost, liability and expense which may be made or brought against YM or which YM may suffer or incur as a result of, in respect of or arising out of:

            (a) any non-performance or non-fulfilment of any covenant or agreement on the part of such Major Shareholder contained in this Agreement or in any document given in order to carry out the transactions contemplated hereby;

            (b) any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by such Major Shareholder contained in Section 3.1 of this Agreement; and

            (c)   all costs and  expenses,  including  legal fees on a solicitor
                  and  client  basis,   incidental  to  or  in  respect  of  the
                  foregoing.

      (2)   The obligations of indemnification under this Article 7 will be:

            (a) subject to the limitations referred to in Section 7.1 with respect to the survival of the representations and warranties by the Major Shareholders;

            (b) subject to the limitation that, with respect to indemnification obligations of the Major Shareholders, (i) no Major Shareholder shall be required to pay any amount in respect of any such claim in excess of such Major Shareholder's proportionate share (as between the Major Shareholders) of the total number of Consideration Shares actually issued to the Major Shareholders in connection with the Transaction and (ii) the obligations of each Major Shareholder shall be limited to the value of the Consideration Shares actually received by such Major Shareholder in connection with the Transaction and shall be effected by the release from escrow (and delivery to YM for cancellation) of the relevant number of Consideration Shares;

            (c) subject to the limitation that, for claims made in connection with any representation or warranty, the Indemnifying Party shall not be required to pay any such amount until the aggregate of all such claims exceeds $100,000 and, upon the aggregate of such claims exceeding such amount, then the Indemnifying Party shall be required to pay the amount owing in respect of all claims, including the $100,000, provided that this limitation shall not apply to wilful breaches of this Agreement or to fraud and further provided that claims made in connection with the Net Working Capital adjustment described in Section 2.5 shall not be counted towards the calculation of the aggregate of claims for the purposes of this Section 7.3(2)(c); and

            (d)   subject to the provisions of Section 7.5.

      For purposes of this Section 7.3, the value of the Consideration Shares shall be the price at which such shares were issued at the Effective Date (and delivered into escrow pursuant to Section 2.3);

7.4   Indemnity by YM

      (1) YM hereby agrees to indemnify and save the Major Shareholders harmless from and against any claims, demands, actions, causes of action, damage, loss (other than loss of profits), deficiency, cost, liability and expense which may be made or brought against the Major Shareholders or which the Major Shareholders may suffer or incur as a result of, in respect of or arising out of:

            (a) any non-performance or non-fulfilment of any covenant or agreement on the part of YM contained in this Agreement or in any document given in order to carry out the transactions contemplated hereby;

            (b) any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by YM contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby; and

            (c) all costs and expenses including, without limitation, legal fees on a solicitor and client basis, incidental to or in respect of the foregoing.

      (2)   The  obligations  of   indemnification  by  YM  in  respect  of  any
            particular  Major  Shareholder  pursuant  to  paragraph  (1) of this
            Section 7.4 will be:

            (a) subject to the limitations referred to in Section 7.2 with respect to the survival of the representations and warranties by YM;

            (b) subject to Section 2.3, limited to an amount equal to the value of the Consideration Shares issued to such Major Shareholder; and

            (c)   subject to the provisions of Section 7.5.

      For purposes of this Section 7.4, the value of the Consideration Shares shall be the price at which such shares were issued at the Effective Date (and delivered into escrow pursuant to Section 2.3).

7.5   Provisions Relating to Indemnity Claims

Subject to Section 4.2(7), the following provisions will apply to any claim by YM or a Major Shareholder, as the case may be (each an "Indemnified Party"), for indemnification by the Major Shareholders or YM, as the case may be (each an "Indemnifying Party"), pursuant to Sections 7.3 and 7.4 (hereinafter, in this section, an "Indemnity Claim").

      (1) Promptly after becoming aware of any matter that may give rise to an Indemnity Claim, the Indemnified Party will provide to the Indemnifying Party written notice of the Indemnity Claim specifying (to the extent that information is available) the factual basis for the Indemnity Claim and the amount of the Indemnity Claim or, if an amount is not then determinable, an estimate of the amount of the Indemnity Claim, if an estimate is feasible in the circumstances.

      (2) The Indemnified Party shall not, without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, action, suit or proceeding.

      (3) Notwithstanding the foregoing, an Indemnifying Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder that is effected without its written consent, which consent shall not be unreasonably withheld.

      (4) An Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce a claim against the Indemnified Party; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party and the Indemnifying Party, acting reasonably, and that no settlement may be made by the Indemnified Party or the Indemnifying Party without the prior written consent of the other.

      (5) In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Indemnified Party and the Indemnifying Party mutually agree to retain such other counsel or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Indemnifying Party, on the other hand, and the representation of the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifying Party to the extent that they have been reasonably incurred.

      (6) If an Indemnity Claim relates to an alleged liability of the Corporation to any other person (hereinafter in this section, a "Third Party Liability"), including any governmental or regulatory body or any taxing authority, which is of a nature such that the Corporation is required by applicable law to make a payment to a third party before the relevant procedure for challenging the existence or quantum of the alleged liability can be implemented or completed, then the Corporation or YM may, notwithstanding the provisions of paragraphs (7) and (8) of this Section 7.5, make such payment or cause the Corporation to make such payment and forthwith demand reimbursement for such payment from the Major Shareholders in accordance with this Agreement; provided that, if the alleged liability to the third party as finally determined upon completion of settlement negotiations or related legal proceedings is less than the amount which is paid by the Major Shareholders in respect of the related Indemnity Claim, then the Corporation or YM, as the case may be, shall forthwith following the final determination pay to the Major Shareholders the amount by which the amount of the liability as finally determined is less than the amount which is so paid by the Major Shareholders.

      (7) YM shall not negotiate, settle, compromise or pay (except in the case of payment of a judgement) any Third Party Liability as to which it proposes to assert an Indemnity Claim, except with the prior consent of the Major Shareholders (which consent shall not be unreasonably withheld or delayed), unless there is a reasonable possibility that such Third Party Liability may materially and adversely affect the Business, the Condition of the Corporation or YM, in which case YM shall have the right, after notifying the Major Shareholders, to negotiate, settle, compromise or pay such Third Party Liability without prejudice to its rights of indemnification hereunder.

      (8) With respect to any Third Party Liability, provided the Major Shareholders first admit YM's right to indemnification for the amount of such Third Party Liability which may at any time be determined or settled, then in any legal, administrative or other proceedings in connection with the matters forming the basis of the Third Party Liability, the following procedures will apply:

            (a)   except  as  contemplated   by   subparagraph   (iii)  of  this
                  paragraph, the Major Shareholders will have the right to assume carriage of the compromise or settlement of the Third Party Liability and the conduct of any related legal, administrative or other proceedings, but YM and the
                  Corporation shall have the right and shall be given the opportunity to participate in the defence of the Third Party Liability, to consult with the Major Shareholders in the settlement of the Third Party Liability and the conduct of related legal, administrative and other proceedings (including consultation with counsel) and to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Major Shareholders, and YM shall be retained by the Major Shareholders;

            (b) the Major Shareholders will co-operate with YM in relation to the Third Party Liability, will keep it fully informed with respect thereto, will provide it with copies of all relevant documentation as it becomes available, will provide it with access to all records and files relating to the defence of the Third Party Liability and will meet with representatives of YM at all reasonable times to discuss the Third Party Liability; and

            (c) notwithstanding subparagraphs (i) and (ii) of this paragraph, the Major Shareholders will not settle the Third Party
                  Liability or conduct any legal, administrative or other proceedings in any manner which could, in the reasonable opinion of YM, have a material adverse affect on the Business or YM, except with the prior written consent of YM.

      (9) If, with respect to any Third Party Liability, the Major Shareholders do not admit YM's right to indemnification or decline to assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability, then the following provisions will apply:

            (a) YM, at its discretion, may assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability and may defend or settle the Third Party Liability on such terms as YM, acting in good faith, considers advisable; and

            (b) any cost, loss, damage or expense incurred or suffered by YM and the Corporation in the settlement of such Third Party Liability or the conduct of any legal, administrative or other proceedings shall be added to the amount of the Indemnity Claim.

7.6   One Recovery

Any Indemnified Party shall not be entitled to double recovery for any claims even though they may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the Indemnifying Party in this Agreement.

7.7   Right of Set-Off

YM shall have the right to satisfy any amount from time to time owing by YM to a Major Shareholder by way of set-off against any amount from time to time owing by such Major Shareholder to YM, including any amount owing to YM by such Major Shareholder pursuant to the Major Shareholders' indemnification pursuant to
Section 7.1 hereof.

7.8   Mitigation and Exclusive Remedy

Nothing contained in this Agreement shall affect the obligation of a Party seeking indemnification to take commercially reasonable steps to mitigate its losses. The provisions of this Article 7 shall apply to any Claim for breach of covenant, representation, warranty or other provision of this Agreement (other than a Claim for specific performance or injunctive relief) and all such Claims and recourses shall be subject to the limitations and other provisions applicable thereto under this Article 7.

                                   ARTICLE 8
                              TERM AND TERMINATION

8.1   General

This Agreement shall be effective from the date hereof until the termination of this Agreement pursuant to Section 8.2.

8.2   Termination

      (1) If any condition contained in Sections 5.1 or 5.2 is not satisfied at or before the Effective Time, then YM may, subject to Section 5.6, by written notice to the Corporation and the Major Shareholders, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of YM arising from any breach by the Corporation or the Major Shareholders but for which the condition would have been satisfied. For the avoidance of doubt, if the matter which YM is asserting as the basis for exercise of a termination right is cured within the time period referred to in Section 5.6, this Agreement may not be terminated pursuant to this Section 8.2(1) as a result of the breach identified in the relevant notice.

      (2) If any condition contained in Sections 5.1 or 5.4 is not satisfied at or before the Effective Date, then the Corporation and/or all of the Major Shareholders may, subject to Section 5.6, by written notice to YM, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of the Corporation or the Major Shareholders arising from any breach by YM but for which the condition would have been satisfied. For the avoidance of doubt, if the matter which the Corporation or all of the Major Shareholders is asserting as the basis for exercise of a termination right is cured within the time period referred to in Section 5.6, this Agreement may not be terminated pursuant to this Section 8.2(2) as a result of the breach identified in the relevant notice.

      (3)   This Agreement may:

            (a) be terminated by the mutual agreement of the parties (and for greater certainty, without any further action needed by the Delex Shareholders if terminated after the holding of the Delex Meeting);

            (b) be terminated by either YM, the Corporation or by all of the Major Shareholders if there shall be passed any law that makes consummation of the Transaction illegal or otherwise prohibited;

            (c) be terminated by either YM, the Corporation or all of the Major Shareholders if the Delex Special Resolution shall not have been passed (by the requisite margin) at the Delex
                  Meeting:

            (d) be terminated by either YM or all of the Major Shareholders if either YM or any of the Major Shareholders, as the case may be (having reference to the party seeking to assert a termination right), shall not have complied with or performed, in all material respects, its respective covenants and obligations under this Agreement to be complied with or performed at or prior to the Effective Date, or if any of the representations and warranties of the other of them under this Agreement is not true and correct in all material respects at or immediately prior to the Effective Date;

            (e) be terminated by YM if the Principal Shareholders have not complied with or performed, in all material respects, their respective covenants and obligations under the Merger Support Agreement to be complied with or performed at or immediately prior to the Effective Date, or if any of the representations and warranties of the Principal Shareholders under the Merger Support Agreement are not true and correct in all material respects at or immediately prior to the Effective Date; and

            (f) be terminated by the Corporation or by all of the Major Shareholders if any YM Material Adverse Change shall have occurred subsequent to the date hereof and prior to the Effective Date.

      (4) If the Effective Date has not occurred on or prior to the Outside Date, then, unless otherwise agreed in writing by the parties, this Agreement shall terminate, provided that no party may exercise this right to terminate the Agreement if any action of such party (or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective
            Time) shall have resulted in any of the conditions contained in Sections 5.1, 5.2 or 5.4 (as applicable, having reference to the party seeking to assert a termination right under this Section 8.2(4)) not having been satisfied prior to the Outside Date.

8.3   Effect of Termination

If this Agreement is terminated in accordance with the foregoing provisions of this Article 8, no Party shall have any further liability to perform its obligations under this Agreement except as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Article 8 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

8.4   Waiver

Each party may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive compliance with any of the other's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 9
                               GENERAL PROVISIONS

9.1   Third Party Beneficiaries

The parties confirm and agree that those Persons identified in Schedule 2.2(2) to the Disclosure Letter, which are not parties to this Agreement, are intended to be third party beneficiaries of Sections 2.2, 2.3, 2.4, 3.2 and 4.2 and are directly entitled to rely upon and to enforce the provisions of such Sections in any action, suit, proceeding, hearing or other forum.

9.2   Further Assurances

Each of the Major Shareholders and YM hereby covenants and agrees that at any time and from time to time after the Effective Date it will, upon the request of the others, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.

9.3   Remedies Cumulative

The rights and remedies of the parties under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by any party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such party may be lawfully entitled for the same default or breach.

9.4   Notices

      (1) Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is:

            (a) delivered personally to an officer or director of such party, or

            (b) sent to the party entitled to receive it by registered mail, postage prepaid, mailed in Canada, or

            (c)   sent by telecopy machine.

      (2) Notices shall be sent to the following addresses or telecopy numbers:

            (a)   in the case of the Corporation,

                  DELEX Therapeutics Inc.
                  6535 Millcreek Drive
                  Unit 62
                  Mississauga, Ontario
                  L5N 2M2

                  Attention:  Dr. Diana Pliura

                  Facsimile No.:  (905) 812-0059

                  with a copy (which does not constitute notice) to:

                  McCarthy Tetrault LLP
                  Toronto Dominion Bank Tower
                  Suite 4700, Box 48
                  Toronto, Ontario
                  M5K 1E6

                  Attention: Vanessa Grant
                  Facsimile No.: (416) 868-0673

            (b)   in the case of BDC,

                  Business Development Bank of Canada
                  150 King Street West
                  Suite 100
                  Toronto, Ontario
                  M5H 1J9

                  Attention:  Mr. Rob Hall
                  Facsimile No.:  (416) 973-5529

                  with a copy (which does not constitute notice) to:

                  Osler, Hoskin & Harcourt LLP
                  P.O. Box 50, 1 First Canadian Place
                  Toronto, Ontario
                  M5K 1B8

                  Attention: Geoff Taber
                  Facsimile No.: (416) 862-6666

            (c)   in the case of ETSIF,

                  Eastern Technology Seed Investment Fund Limited Partnership c/o Ventures West Management Inc.
                  20 Adelaide Street East
                  Suite 1200
                  Toronto, Ontario
                  M5C 2T6

                  Attention: Edward Anderson
                  Facsimile No.: (416) 861-0866

                  with a copy (which does not constitute notice) to:

                  Osler, Hoskin & Harcourt LLP
                  P.O. Box 50, 1 First Canadian Place
                  Toronto, Ontario
                  M5K 1B8

                  Attention: Geoff Taber
                  Facsimile No.: (416) 862-6666

            (d)   in the case of NewGen,

                  New Generation Biotech (Equity) Fund Inc.
                  c/o Genesys Capital Partners Inc.
                  200 Front Street West
                  Suite 3004, P.O. Box 31
                  Toronto, Ontario
                  M5V 3K2

                  Attention:  Mr. Damian Lamb
                  Facsimile No.:  (416) 598-3328

                  with a copy (which does not constitute notice) to:

                  Osler, Hoskin & Harcourt LLP
                  P.O. Box 50, 1 First Canadian Place
                  Toronto, Ontario
                  M5K 1B8

                  Attention: Geoff Taber
                  Facsimile No.: (416) 862-6666

            (e)   in the case of YM or Subco,

                  YM BioSciences Inc.
                  5045 Orbitor Drive
                  Building 11, Suite 400
                  Mississauga, Ontario
                  L4W 4Y4

                  Attention:  David Allan, Chairman and Chief Executive Officer
                  Facsimile No.:   (905) 629-4959

                  with a copy (which does not constitute notice) to:

                  Heenan Blaikie LLP
                  Barristers and Solicitors
                  Suite 2600, South Tower
                  Royal Bank Plaza
                  200 Bay Street
                  Toronto, Ontario
                  M5J 2J4

                  Attention:  Gregory M. Colford
                  Facsimile No.:   (416) 360-8425

            or to such other address or telecopier number as the party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this section, have communicated to the party giving or sending or delivering such notice, designation, communication, request, demand or other document.

      (3) Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid shall:

            (a) if delivered as aforesaid, be deemed to have been given, sent, delivered and received on the date of delivery;

            (b) if sent by mail as aforesaid, be deemed to have been given, sent, delivered and received (but not actually received) on the fourth Business Day following the date of mailing, unless at any time between the date of mailing and the fourth Business Day thereafter there is a discontinuance or interruption of regular postal service, whether due to strike or lockout or work slowdown, affecting postal service at the point of dispatch or delivery or any intermediate point, in which case the same shall be deemed to have been given, sent, delivered and received in the ordinary course of the mails, allowing for such discontinuance or interruption of regular postal service; and

            (c) If sent by telecopy machine, be deemed to have been given, sent, delivered and received on the date the sender receives the telecopy answer back confirming receipt by the recipient.

9.5   Brokerage and Finder's Fees

The Major Shareholders jointly and severally agree to indemnify YM and Subco and hold each of them harmless in respect of any claim for brokerage or other commissions relating to this Agreement or the transactions contemplated hereby which is caused by actions of any of the Major Shareholders or any of their respective Affiliates. YM and Subco will jointly and severally indemnify the Major Shareholders and hold them harmless in respect of any claim for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby which is caused by actions of YM or any of its Affiliates.

9.6   Fees

      (1) All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid:

            (a)   in the case of YM and Subco, by YM;

            (b) in the case of the Major Shareholders, by Amalco or, if the Transaction is not completed, by the Major Shareholders; and

            (c) in the case of the Corporation and Delex Shareholders, other than the Major Shareholders, by Amalco or, if the Transaction is not completed, by the Corporation.

9.7   Announcements

No public announcement or other disclosure with respect to this Agreement will be made by any party hereto without the prior approval of the other parties. The foregoing will not apply to any announcement by any party required in order to comply with laws pertaining to timely disclosure, provided that such party consults with the other parties before making any such announcement.

9.8   Assignment

The rights of the Major Shareholders hereunder shall not be assignable without the written consent of YM. YM shall be entitled to assign its rights hereunder to any of its Affiliates, provided that YM shall continue to be bound by the provisions of this Agreement notwithstanding such assignment.

9.9   Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, heirs, legal personal representatives and permitted assigns. Nothing herein, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, heirs, legal personal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.10  Entire Agreement

This  Agreement  and the  Schedules  referred  to herein  constitute  the entire agreement between the parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof. None of the parties hereto shall be bound or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings not specifically set forth in this Agreement or in the Schedules, documents and instruments to be delivered on or before the Effective Date pursuant to this Agreement. The parties hereto further acknowledge and agree that, in entering into this Agreement and in delivering the Schedules, documents and instruments to be delivered on or before the Effective Date, they have not in any way relied, and will not in any way rely, upon any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth in this Agreement or in such Schedules, documents or instruments.

9.11  Waiver

Any party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Effective Time; provided, however, that such waiver shall be evidenced by written instrument duly executed on behalf of such party.

9.12  Amendments

No modification or amendment to this Agreement may be made unless agreed to by the parties hereto in writing.

9.13  Counterparts

This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement and notwithstanding their date of execution shall be deemed to be executed on the date first above written.

9.14  Transmission by Facsimile

The parties agree that this Agreement may be transmitted by facsimile on such other similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if original and each party hereto so transmitting this Agreement undertakes to provide each other party hereto a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first above written.

                          [counterpart pages to follow]

                                                YM BIOSCIENCES INC.

                                                By: /s/ David Allan
                                                   -----------------------------
                                                    Name:  David Allan
                                                    Title: Chairman and Chief
                                                           Executive Officer



                      COUNTERPART PAGE TO MERGER AGREEMENT

                                     - S1 -

                                                2069044 ONTARIO LIMITED

                                                By: /s/ David Allan
                                                    ----------------------------
                                                    Name:  David Allan
                                                    Title: President & Secretary


                      COUNTERPART PAGE TO MERGER AGREEMENT

                                     - S2 -

                                                DELEX THERAPEUTICS INC.

                                                By: /s/ Diana H. Pliura
                                                   -----------------------------
                                                   Name:  Diana H. Pliura
                                                   Title: President & CEO


                      COUNTERPART PAGE TO MERGER AGREEMENT

                                     - S3 -

                                                BUSINESS DEVELOPMENT BANK OF
                                                CANADA

                                                By: /s/ Robert Hall
                                                   -----------------------------
                                                   Name:  Robert Hall
                                                   Title: Director, Venture
                                                           Capital Division


                      COUNTERPART PAGE TO MERGER AGREEMENT

                                     - S4 -

                                                EASTERN TECHNOLOGY SEED
                                                INVESTMENT FUND, by its general
                                                partner Eastern Technology Seed
                                                Fund Management Ltd.

                                                By: /s/ Robert Hall
                                                   -----------------------------
                                                   Name:  Robert Hall
                                                   Title: Authorized Signatory

                                                By: /s/ Edward Anderson
                                                   -----------------------------
                                                   Name:  Edward Anderson
                                                   Title: President


                      COUNTERPART PAGE TO MERGER AGREEMENT

                                     - S5 -

                                                NEW GENERATION BIOTECH (EQUITY)
                                                FUND INC., by its agent
                                                NGB Management Inc.

                                                By: /s/ Damian Lamb
                                                   -----------------------------
                                                   Name:  Damian Lamb
                                                   Title: Authorized Signatory


                      COUNTERPART PAGE TO MERGER AGREEMENT


                                     - S6 -